UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

DIALOGIC INC.

(Name of Subject Company)

DIALOGIC INC.

(Name of Persons Filing Statement)

Common stock, par value $0.001 per share

(Title of Class of Securities)

25250T100

(CUSIP Number of Class of Securities)

Anthony Housefather

Dialogic Inc. /co/ Dialogic Corporation

6700 Cote De Liesse, Suite 100

Montreal, Quebec, Canada H4T 2B5

514-745-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With a copy to:

Shon E. Glusky

Sheppard Mullin Richter & Hampton LLP

30 Rockefeller Plaza

New York, New York 10112

Telephone (212) 653-8700

Fax (212) 653-8701

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

-i-

Item 1.	Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Schedule 14D-9”) relates is Dialogic Inc., a Delaware corporation (“Dialogic”, “we” or “us”). The address of Dialogic’s principal executive offices is 4 Gatehall Drive, Parsippany, New Jersey 07054. The telephone number of Dialogic’s principal executive offices is (973) 967-6000.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is Dialogic’s common stock, par value $0.001 per share (each, a “Share”). As of the close of business on October 10, 2014, there were 16,261,711 issued and outstanding Shares. In addition, as of the close of business on October 10, 2014, 438,809 Shares were subject to outstanding options to purchase Shares (each, an “Option”), 310,768 Shares were subject to outstanding restricted stock units (each, an “RSU”) and 3,600,000 Shares were authorized and reserved for issuance pursuant to outstanding warrants to purchase Shares (each, a “Warrant”).

Item 2.	Identity and Background of Filing Person.

Name and Address

Dialogic, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Dialogic are set forth above in “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the cash tender offer by Dialogic Merger Inc., a Delaware corporation (“Sub”) and a wholly-owned subsidiary of Dialogic Group Inc., a Canadian corporation (“Parent”). Parent and Sub are affiliates of Novacap TMT, a Canadian private equity firm (“Novacap”), and neither Parent nor Sub have any affiliation with Dialogic other than in connection with the Merger Agreement and the transactions related thereto as described herein.

Parent and Sub filed a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) on October 24, 2014 (as amended or supplemented from time to time, the “Schedule TO”) relating to Sub’s offer to purchase all of the outstanding Shares at a price of $0.15 per Share (the “Offer Price”), net to the seller thereof in cash, without interest, and less any applicable withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 24, 2014 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 10, 2014 (as amended or modified from to time, the “Merger Agreement”), by and among Dialogic, Parent and Sub. Pursuant to the Merger Agreement, after the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Sub will be merged with and into Dialogic (the “Merger”) and the separate corporate existence of Sub will cease at that time (the “Effective Time”). Following the consummation of the Merger, Dialogic will continue as the surviving corporation and a wholly-owned subsidiary of Parent. At the Effective Time, each Share (other than Shares owned by Dialogic as treasury stock, Shares owned by Parent or any of its wholly-owned subsidiaries at such time (including Sub) and any Shares held by stockholders who are entitled to demand, and properly demand, appraisal of such Shares pursuant to, and who comply in all respects with, the provisions of Section 262 of the Delaware General Corporation Law (“DGCL”)) will be automatically converted into the right to receive the Offer Price. Following the Merger, the Shares will cease to be publicly traded.

Sub’s obligation to accept for payment and pay for the Shares tendered in the Offer is subject to certain conditions, including, among other things:

•	that there shall have been validly tendered and not validly withdrawn prior to the expiration date of the Offer that number of Shares that represent at least one more share than 90% of (without duplication) (1) the outstanding Shares as of immediately prior to the expiration of the Offer (and after the consummation of the Exchange Agreement Transactions (defined below)), plus (2) the aggregate number of Shares issuable to holders of equity awards from which Dialogic has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued);

•	that any consents required under the Credit Agreement by and among Dialogic, the lenders that are signatories thereto and Wells Fargo Foothill Canada ULC, dated as of March 5, 2008, as amended, shall have been obtained and be in full force and effect;

•	that the Exchange Agreement (defined below) shall be in full force and effect and the Exchange Agreement Transactions (defined below) shall have occurred; and

•	that certain restructuring actions specified in the Merger Agreement shall have been completed in Parent’s reasonable judgment.

Neither the Offer nor the Merger is subject to a financing condition. Parent plans to finance the transaction with equity financing committed from Novacap TMT IV, LP, a limited partnership organized under the laws of Quebec and an affiliate of Parent and Sub (“Sponsor”), pursuant to the terms of an equity commitment letter executed in favor of Parent (the “Equity Commitment Letter”). The Equity Commitment Letter provides that Sponsor, on the terms and subject to the conditions set forth therein, has committed to contribute (or cause one or more of its affiliates to contribute) to Parent, at or prior to the closing of the Offer, an aggregate amount in cash equal to $34.2 million, the sum of the amounts required to consummate the Offer, the Merger and the Sale Transaction (defined below).

The Offer is initially scheduled to expire at 11:59 pm, Eastern time, on November 21, 2014, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law. Either party may terminate the Merger Agreement if the Merger is not consummated on or before March 10, 2015.

Following the completion of the Offer, and subject to the satisfaction or waiver of the conditions to closing of the Merger set forth in the Merger Agreement, the parties will take such action to cause the Merger to become effective as soon as practicable in accordance with Section 253 of the DGCL, with no stockholder vote required to consummate the Merger.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of each of Parent and Sub is 210-375 boul. Roland-Therrien, Longueuil, Quebec, Canada J4H 4A6.

Information relating to the Offer, including this Schedule 14D-9, the Schedule TO and related documents, can be found on the SEC’s website at www.sec.gov, or on Dialogic’s website at www.dialogic.com. The information on or linked to Dialogic’s website should not be considered a part of this Schedule 14D-9 or incorporated herein by reference.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as incorporated herein by reference, to the knowledge of Dialogic, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (a) Dialogic or any of its affiliates, on the one hand, and (b)(i) any of Dialogic’s executive officers, directors or affiliates or (b)(ii) Sub or any of its executive officers, directors or affiliates, on the other hand.

Arrangements with Sub and Certain of Its Affiliates

Merger Agreement

On October 10, 2014, Dialogic, Parent and Sub entered into the Merger Agreement. A summary of the Merger Agreement is contained in “Section 12—The Merger Agreement; Other Agreements—Merger Agreement” in the Offer to Purchase and is hereby incorporated herein by reference. This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in this Schedule 14D-9 and the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing matters as facts, and may be subject to standards of materiality applicable to the contracting parties that are different from what may be viewed as material by holders of Shares. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement and neither Dialogic, Parent, Sub nor any other person is required to publicly update such information. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Dialogic, Parent or Sub and should not be relied upon as disclosures about Dialogic, Parent or Sub. Factual disclosures about Dialogic contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

Confidentiality Agreement

Parent and Dialogic entered into a confidentiality agreement dated December 5, 2013 (as amended or supplemented from time to time, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent agreed to keep confidential, subject to certain exceptions provided for in the Confidentiality Agreement, information furnished directly or indirectly by Dialogic or any of its affiliates or representatives to Parent or any of its representatives and to use such information solely for the purpose of evaluating a possible transaction between Parent and Dialogic. The foregoing summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Exchange Agreement

On October 10, 2014, Parent, Sub, Dialogic, Dialogic Corporation, a British Columbia corporation and wholly-owned subsidiary of Dialogic (“Dialogic Subsidiary”), Obsidian, LLC (“Obsidian”), as agent under the Term Loan Agreement (defined below), and Special Value Expansion Fund, LLC, Special Value Opportunities Fund, LLC and Tennenbaum Opportunities Partners V, LP (collectively, the “Tennenbaum Funds”), as lenders under the Term Loan Agreement, entered into an Agreement to Exchange, Tender and Sell (the “Exchange

Agreement”), pursuant to which the Tennenbaum Funds agreed, on the terms and subject to the conditions set forth in the Exchange Agreement:

•	to contribute Term Loans (as defined below) to Dialogic, prior to the closing of the Offer, in the aggregate principal amount of $8.75 million (the “Exchange Term Loans”) in exchange for an aggregate of 58.3 million Shares at a conversion price equal to the Offer Price (such transaction, the “Exchange Transaction”), immediately after which the Tennenbaum Funds will own more than 90% of total Shares outstanding;

•	to tender all of the Shares held by them in the Offer (including the Shares issued pursuant to the Exchange Transaction);

•	to support and approve the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby;

•	to sell to Sub, prior to the closing of the Offer, all of the Term Loans (defined below) other than the Exchange Term Loans (such loans, the “Sale Term Loans,” and such transaction, the “Sale Transaction”) for aggregate cash consideration equal to $24.1 million; and

•	in accordance with Section 13(a)(i) of the Certificate of Designations, Preference and Rights of the Series D-1 Preferred Stock of Dialogic, to cause Dialogic to redeem the single share of Series D-1 Preferred Stock of Dialogic, held by Tennenbaum Opportunities Partners V, LP, for $100, provided that pursuant to the Exchange Agreement such fund has waived its right to receive such amount in light of other consideration (together with the Exchange Transaction and the Sale Transaction, the “Exchange Agreement Transactions”).

As of October 10, 2014, the Tennenbaum Funds held (1) loans in the aggregate principal amount of $87.0 million (such loans, together with all accrued and unpaid interest with respect thereto, the “Term Loans”) under the Third Amended and Restated Credit Agreement dated as of March 22, 2012 (as amended, supplemented or otherwise modified from time to time, the “Term Loan Agreement”), among Obsidian, as agent, the Tennenbaum Funds, as lenders, Dialogic and Dialogic Subsidiary, and (2) an aggregate of 8.9 million Shares, representing approximately 55.0% of total Shares then outstanding.

Under the terms of the Exchange Agreement, after the consummation of the Sale Transaction and prior to the closing of the Offer, Obsidian will resign as Agent under the Term Loan Agreement and appoint Sub as successor agent thereunder, in each case upon the consummation of the Sale Transaction.

Pursuant to the Exchange Agreement, the Tennenbaum Funds agreed not to, directly or indirectly, prior to the termination or consummation of the transactions contemplated by the Merger Agreement, solicit, initiate, encourage, induce or facilitate the submission or announcement of a third party proposal to acquire Dialogic or take related actions in furtherance of any such proposal. Additionally, if Dialogic becomes obligated to issue a Break Fee Note (as defined in the Merger Agreement) pursuant to the terms of the Merger Agreement, each Tennenbaum Fund has agreed to enter into an intercreditor agreement in customary form with Parent, Sub, Dialogic and the Dialogic Subsidiary, pursuant to which, among other things, the Tennenbaum Funds will each acknowledge and agree that the obligations of Dialogic under the Break Fee Note shall be ranked senior to the Term Loans.

The Exchange Agreement includes certain termination provisions for Parent, Sub and the Tennenbaum Funds, including, among other things, that any of the Tennenbaum Funds may terminate the Exchange Agreement if the Merger Agreement has been terminated in accordance with its terms or the Offer is terminated or withdrawn by Parent or Sub.

This summary is qualified in its entirety by reference to the Exchange Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Support Agreements

On October 10, 2014, each of Investcorp International Inc. and Eicon Dialogic Investment SRL, which collectively own 8.6% of the outstanding Shares as of October 10, 2014, as well as each of the Tennenbaum Funds, separately entered into a Tender and Support Agreement (each a “Support Agreement”) with Parent and Sub, providing that they shall, among other things, agree to tender all of their Shares in the Offer (subject to certain exceptions set forth in the Support Agreements) and to cause their Shares to be voted, at any meeting of the stockholders of Dialogic, however called, and in any action by written consent of the stockholder of Dialogic, in favor of, among other things, the Merger, the execution and delivery by Dialogic of the Merger Agreement, the adoption and approval of the Merger Agreement and the terms thereof, and the transactions contemplated by the Merger Agreement (subject to certain exceptions set forth in the Support Agreements). This summary is qualified in its entirety by reference to the Form of Tender and Support Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by refernece.

Limited Guarantee

On October 10, 2014, Sponsor entered into a Limited Guarantee with Dialogic and the Tennenbaum Funds (the “Limited Guarantee”) pursuant to which Sponsor has agreed to guarantee to Dialogic and the Tennenbaum Funds, on the terms and subject to the conditions set forth in the Limited Guarantee, the due and punctual payment in full in cash of all of the payment obligations of Parent and its affiliates (including Sub) under the Merger Agreement and the Exchange Agreement, in each case when required to be paid by Parent or its affiliates pursuant to and in accordance with the Merger Agreement and/or the Exchange Agreement, up to a maximum aggregate amount of approximately $34.2 million. This summary is qualified in its entirety by reference to the Limited Guarantee, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of Dialogic

Certain of Dialogic’s executive officers and directors have interests in the transactions contemplated by the Merger Agreement and the Exchange Agreement (including the Offer, the Merger and the Exchange Transactions), that are different from, or in addition to, the interests of holders of Shares generally. Dialogic’s Board of Directors (the “Board”) was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4—The Solicitation or Recommendation—Background of the Offer and the Merger—Reasons for the Board’s Recommendation.”

Effect of the Offer and the Merger on Outstanding Shares and Equity Awards Held by the Current Executive Officers and Directors of Dialogic

Treatment of Shares

Dialogic’s directors and executive officers who tender the Shares they own for purchase pursuant to the Offer will receive the same cash consideration per Share on the same terms and conditions as the other Dialogic stockholders who tender Shares. As of October 10, 2014, the directors and executive officers of Dialogic beneficially owned, in the aggregate, 333,219 Shares, excluding Shares issuable upon the exercise of Options or upon vesting of RSUs. If the directors and executive officers were to tender all 333,219 of these Shares in the Offer and those Shares were accepted for payment and purchased by Sub, then the directors and executive officers would receive, in the aggregate, $49,983 in cash. If the directors and executive officers of Dialogic who own Shares do not tender their Shares in the Offer, upon consummation of the Merger, their Shares will represent the right to receive the Offer Price on the same terms and conditions as the other stockholders of Dialogic, and the directors and executive offers would receive in the aggregate, $49,983 in cash.

Company Stock Options, RSUs and Warrants

The Merger Agreement requires that, prior to the Effective Time, the Board (or, if appropriate, a committee thereof) adopt appropriate resolutions to provide that, immediately prior to the Effective Time, each unexpired and unexercised Option, RSU and Warrant (whether vested or unvested) will be terminated and cancelled without the payment of any consideration.

Summary of Share and Equity Award-Related Payments to the Current Executive Officers and Directors of Dialogic

The following table sets forth the approximate amount of the payments that each of Dialogic’s directors and executive officers is entitled to receive in respect of the Shares owned by them in connection with the consummation of the transactions contemplated by the Merger Agreement, based on the number of Shares held by each director and executive officer as of October 10, 2014. The equity awards shown in the following table were not granted in contemplation of the Merger Agreement or the transactions contemplated thereby.

Under the terms of the Merger Agreement, each Option, each RSU and each Warrant, in each case that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled as of the Effective Time without consideration or other payment to the holders thereof, including Dialogic’s directors and executive officers.

Name	Number of Shares Held (1)	Cash Consideration for Shares	Number of Shares Subject to Options (Vested and Unvested)	Cash Consideration for Shares Subject to Options	Number of Shares Subject to RSUs (Vested and Unvested)	Cash Consideration for Shares Subject to RSUs
Nick DeRoma	24,596	$3,689	—	$—	34,951	$—
Dion Joannou	32,484	$4,873	25,447	$—	32,484	$—
Patrick Jones	16,380	$2,457	—	$—	30,303	$—
Richard Piasentin	17,593	$2,639	—	$—	33,796	$—
Rajneesh Vig (2)	12,542,161	$1,881,324	—	$—	—	$—
W. Michael West	33,684	$5,053	3,000	$—	33,678	$—
Kevin Cook	150,000	$22,500	107,200	$—	300,000	$—
Robert Dennerlein	—	$—	—	$—	—	$—
Anthony Housefather	1,340	$201	19,320	$—	25,000	$—

(1)	For avoidance of doubt, the number of Shares in this column excludes Shares subject to Options, Warrants and RSUs reported in other columns of this table.
(2)	Consists of (i) 1,316,931 Shares held by Special Value Expansion Fund, LLC (“SVEF”), (ii) 3,121,128 Shares held by Special Value Opportunity Fund, LLC (“SVOF”), (iii) 4,504,102 Shares held by Tennenbaum Opportunities Partners V, LP (“TOP V”) and (iv) an aggregate of 3,600,000 Shares issuable upon the exercise of Warrants held by SVEF, SVOF and TOP V. SVEF holds Warrants to purchase 498,516 Shares, SVOF holds Warrants to purchase 1,181,484 Shares and TOP V holds Warrants to purchase 1,920,000 Shares. Tennenbaum Capital Partners, LLC (“TCP”) serves as investment advisor to SVEF, SVOF and TOP V. Mr. Vig, currently a member of our Board, is a partner at TCP. Mr. Vig disclaims beneficial ownership of these Shares, except to the extent of his pecuniary interest therein. No consideration will be paid in respect of the Shares underlying the Warrants held by SVEF, SVOF and TOP V.

Change of Control Severance Benefits Agreements with Named Executive Officers

We have previously entered into employment agreements with our Chief Executive Officer and our two other most highly compensated executive officers for fiscal year 2013 or, collectively, the “Named Executive Officers.” These employment agreements require us to make payments upon termination or constructive termination which can also include enhanced benefits if such termination occurs within twelve months after a change of control of Dialogic. We have also previously entered into retention agreements with the Named Executive Officers. A brief description of the potential severance benefits that could be provided to each Named Executive Officer under these agreements is provided below.

Kevin Cook. On August 9, 2012, we entered into an offer letter with Mr. Cook (the “Cook Offer Letter”). Pursuant to the Cook Offer Letter, if we terminate Mr. Cook’s employment without Cause or Mr. Cook resigns for Good Reason (as such terms are defined below), then Mr. Cook will be entitled to receive (i) cash payments equal to 18 months of his then-current base salary, paid in equal installments on Dialogic’s normal payroll schedule, (ii) a cash payment equal to the annual bonus Mr. Cook would have received if he remained employed through the payment date, based on the actual achievement of the performance goals as determined by the Board and pro-rated based on the number of days Mr. Cook served as an active employee, paid in a lump sum on the date that Dialogic pays the annual bonus to active employees for that year, but in all cases not later than March 15 of the year following the year of termination, and (iii) cash payments made over time in an amount equal to the cost of continuing health insurance benefits for up to 18 months upon Mr. Cook’s timely election of COBRA continuation coverage, paid each month in which he receives the coverage (collectively, the “Cook Severance Benefits”). In each case, receipt of the Cook Severance Benefits by Mr. Cook is subject to (i) his continued compliance with the obligations under his Non-Disclosure, Confidentiality and Non-Solicitation Agreement, Invention and Secrecy Agreement, and Non-Competition and Non-Solicitation Agreement with Dialogic while receiving such benefits, (ii) the execution of a general release in favor of Dialogic, and (iii) his resignation from the Board if he is a member at the time of termination. If we terminate Mr. Cook’s employment without Cause or Mr. Cook resigns for Good Reason within 12 months of a Change of Control (as defined in the Cook Offer Letter), then Mr. Cook will receive full vesting of his compensatory stock grants, including any outstanding Option and RSU grants, on the effective date of such termination in addition to the Cook Severance Benefits described above.

Robert Dennerlein. On September 17, 2013, Dialogic entered into an offer letter with Mr. Dennerlein (the “Dennerlein Agreement”). Under the Dennerlein Agreement, if we terminate Mr. Dennerlein’s employment without Cause or Mr. Dennerlein resigns for Good Reason (as such terms are defined below), then Mr. Dennerlein will be entitled to receive (i) a cash payment equal to 12 months of his then-current base salary paid in equal installments on Dialogic’s normal payroll schedule, (ii) his pro-rated bonus for such period if earned, paid in a lump sum on the date that Dialogic pays the annual bonus to active employees for that year, but in all cases not later than March 15 of the year following the year of termination and (iii) cash payments made over time in an amount equal to the cost of continuing health insurance benefits for Mr. Dennerlein and his covered dependents up to 12 months upon Mr. Dennerlein’s timely election of COBRA continuation coverage, paid each month in which he receives the coverage (collectively, the “Dennerlein Severance Benefits”). In each case, receipt of the Dennerlein Benefits by Mr. Dennerlein is subject to (x) his continued compliance with the obligations under his proprietary information and invention agreement with Dialogic while receiving such benefits, (y) the execution of a general release in favor of Dialogic and (z) his resignation from the Board if he is a member at the time of termination. If we terminate Mr. Dennerlein’s employment without Cause or Mr. Dennerlein resigns for Good Reason on or within 12 months of a Change of Control (as defined in the Dennerlein Agreement), then Mr. Dennerlein will receive acceleration of vesting of his then-outstanding compensatory stock grants, as of the date of such termination, in addition to the Dennerlein Severance Benefits described above.

Anthony Housefather. On November 16, 2012, we entered into an Amended and Restated Employment Agreement with Mr. Housefather (the “Housefather Agreement”). Under the Housefather Agreement, if we terminate Mr. Housefather’s employment without Cause or Mr. Housefather resigns for Good Reason (as such terms are defined below), then Mr. Housefather will be entitled to receive (i) cash payments equal to 15 months of his then-current base salary paid in equal installments on the normal payroll schedule, (ii) a cash payment equal to the annual bonus Mr. Housefather would have received if he remained employed through the payment date, based on the actual achievement of the performance goals as determined by the Board and pro-rated based on the number of days Mr. Housefather served as an active employee, paid in a lump sum on the date that annual bonuses are paid to active employees for that year, but in all cases not later than March 15 of the year following the year of termination, (iii) cash payments made over time in an amount equal to the cost of continuing health insurance benefits from the date of his separation from service, until the earliest of (i) 15 months following Mr. Housefather’s separation of service or (ii) the date when he becomes eligible for substantially equivalent health insurance coverage in connection with new employment, paid each month in which he receives the coverage (collectively, the “Housefather Severance Benefits”). In each case, receipt of the Housefather Severance Benefits by Mr. Housefather is subject to (i) his continued compliance with the obligations under his Non-Disclosure, Confidentiality and Non-Solicitation Agreement, Invention and Secrecy Agreement, and Non-Competition and Non-Solicitation Agreement with Dialogic while receiving such benefits, (ii) the execution of a general release in favor of Dialogic and (iii) his resignation from the Board if he is a member at the time of termination. If we terminate Mr. Housefather’s employment without Cause or Mr. Housefather resigns for Good Reason within 12 months of a Change of Control (as defined in the Housefather Agreement), then Mr. Housefather will receive full vesting of his compensatory stock grants, including any outstanding Option and RSU grants, on the effective date of such termination in addition to the Housefather Severance Benefits described above.

In general, under the Cook Agreement, the Dennerlein Agreement and the Housefather Agreement, the following definitions are applicable:

“Cause” is defined as one or more of the following events: (i) the executive’s conviction of a felony, (ii) the executive’s commission of any act of fraud with respect to Dialogic, (iii) any intentional misconduct by executive that has a materially adverse effect upon Dialogic’s business that is not cured by the executive within 30 days of a written notice, (iv) a breach by the executive of any of the executive’s fiduciary obligations as an officer that has a materially adverse effect upon Dialogic’s business that is not cured by the executive within 30 days of a written notice, or (v) the executive’s willful misconduct or gross negligence in performance of his duties, including the executive’s refusal to comply in any material respect with the legal directives of such executive’s superior so long as such directives are not inconsistent with executive’s position or duties, that are not cured by executive within 30 days of a written notice;

“Good Reason” is defined as any of the following events, which occurs without the executive’s consent: (i) a material reduction of the executive’s then current base compensation, (ii) any material diminution of the executive’s duties, responsibilities or authority (excluding certain specific situations), or (iii) any requirement that the executive relocate to a work site more than 25 miles from our current location (or, in the case of the Housefather Agreement, any requirement that the Executive’s one-way commute increase by more than 50 miles). The executive must notify Dialogic in writing, within 30 days after the occurrence of one of the above actions, that the executive intends to terminate his employment no earlier than 30 days after providing such notice, and Dialogic must fail to cure such actions within 30 days after receipt of such notice. Such resignation must be effective not later than 60 days (or shorter timeframe if mutually agreed to in writing by the executive and Dialogic) after the expiration of the applicable 30 day cure period;

“Change of Control” is defined as any of the following: (i) a sale or other disposition of all or substantially all of Dialogic’s assets, (ii) a merger or other reorganization, in which Dialogic’s stockholders immediately prior to such transaction own less than 50% of the voting power of the surviving corporation, or (iii) any transaction or series of transactions, in which in excess of 50% of Dialogic’s voting power is transferred.

Each of the Cook Agreement and the Dennerlein Agreement provides that, in the event that any benefits provided in connection with a change of control (or a related termination of employment) would be (i) considered a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986 as amended (the “Code”) or (ii) subject to the excise tax imposed by Section 4999 of the Code, then the executive officer will receive the greater, on an after-tax basis (taking account of all federal, state and local taxes and excise taxes), of the largest portion of such benefits that results in the executive’s receipt of the greatest economic benefit (notwithstanding that all or some portion of the benefits may be subject to the excise tax) or such lesser amount of benefits as would result in no portion of the benefits being subject to the excise tax.

On August 29, 2014, we entered into retention agreements with each of the Named Executive Officers. The retention agreements provide that each Named Executive Officer would receive a payment on or around September 15, 2014 (but in any event before October 1, 2014) in the amounts shown in the below table (each such payment, a “First Payment”), so long as the Named Executive Officer remained employed through the date of payment. However, if the Named Executive Officer resigned his employment without “Good Reason” (as such term is defined in the Named Executive Officer’s employment agreement) prior to November 28, 2014, or if the Named Executive Officer’s employment was terminated for “Cause” (as such term is defined in the Named Executive Officer’s employment agreement) prior to November 28, 2014, then the Named Executive Officer must return the First Payment within 30 days of the Named Executive Officer’s termination of employment. The First Payments, in the amounts set forth below, were paid to each of the Named Executive Officers in September 2014.

The retention agreements also provide that each Named Executive Officer will receive an additional payment on or around March 15, 2015 (but in any event before May 15, 2015) in the amounts shown in the below table (each such payment, a “Second Payment”), so long as the Named Executive Officer remains employed through February 28, 2015, except that the Second Payment will still be made if (i) the Named Executive Officer resigns his employment with “Good Reason” prior to February 28, 2015 or the Named Executive Officer’s employment is terminated without “Cause” prior to February 28, 2015 and (ii) the Named Executive Officer complies with the requirements to receive “Severance Benefits” as set forth in the Named Executive Officer’s employment agreement.

Named Executive Officer	First Payment ($)	Second Payment ($)
Kevin Cook	$320,000	$250,000
Robert Dennerlein	$50,000	$50,000
Anthony Housefather	$50,000	$50,000

See also “Item 8—Additional Information—Golden Parachute Compensation.”

Employee Matters Following Closing

The Merger Agreement provides that, from and after the Effective Time, Parent will provide or pay when due or cause the surviving corporation or the subsidiaries of the surviving corporation to provide each employee, officer and director of Dialogic or its subsidiaries as of immediately prior to the Effective Time with all benefits and compensation earned or accrued through, and to which such individuals are entitled as of the Effective Time. Nothing in the Merger Agreement requires the continued employment of any director, officer or employee of Dialogic or its subsidiaries after the Effective Time.

Section 16 Matters

The Merger Agreement provides that Dialogic shall take all reasonable steps as may be required to cause any dispositions of equity securities of Dialogic (including derivative securities) by any officer or director of Dialogic who is subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to the transactions contemplated by the Merger Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act. The Board took such action on October 10, 2014.

Indemnification, Directors’ and Officers’ Insurance

Dialogic’s bylaws contain provisions that require Dialogic to indemnify its directors and executive officers to the fullest extent not prohibited by the DGCL or any other applicable law, subject to certain exceptions. Dialogic’s bylaws additionally provide for the advancement of expenses, to the extent incurred in connection with an action, suit or proceeding, in connection with such indemnification, so long as Dialogic has received an undertaking by the person being indemnified to repay the amount advanced if it is ultimately determined that such person is not entitled to be indemnified by Dialogic under Dialogic’s bylaws.

The Merger Agreement provides that any contractual rights of indemnification in existence as of the date of the Merger Agreement with any directors, officers or employees of Dialogic or any of its subsidiaries will be assumed by the surviving corporation.

Dialogic also maintains officers’ and directors’ liability insurance which insures against liabilities that officers and directors of Dialogic may incur in such capacities. Pursuant to the Merger Agreement, if Dialogic has not done so prior to the Effective Time, Parent has agreed to cause the surviving corporation to obtain an insurance and indemnification policy that provides coverage for a period of six years from and after the Effective Time for events occurring prior to the Effective Time that is no more favorable in the aggregate to the intended beneficiaries of such policy than Dialogic’s existing directors’ and officers’ liability insurance policy.

The foregoing summary of the indemnification of officers and directors and directors’ and officers’ liability insurance pursuant to the Merger Agreement and Dialogic’s bylaws is qualified in its entirety by reference to the Merger Agreement and Dialogic’s bylaws (as applicable), which are filed as Exhibits (e)(2) and (e)(13) and (e)(14), respectively, and are incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board

At a meeting held on October 10, 2014, the Board adopted resolutions:

•	authorizing and approving the execution, delivery and performance of the Merger Agreement and the transactions contemplated hereby and thereby;

•	approving and declaring advisable the Merger Agreement, the Offer, the Merger, the Exchange Agreement Transactions and the other transactions contemplated thereby;

•	declaring that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger, the Exchange Agreement Transactions and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the stockholders of Dialogic;

•	recommending that the stockholders of Dialogic accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement; and

•	approving, for purposes of Section 203(a)(1) of the DGCL, the Merger Agreement, the Exchange Agreement and the Support Agreements and the transactions contemplated thereby (including the Offer, the Merger and the Exchange Agreement Transactions) such that the restrictions on “business combinations” contained in Section 203 of the DGCL are not applicable to Parent or Sub, the Merger Agreement, the Exchange Agreement or any Support Agreement and any of the transactions contemplated by the Merger Agreement, the Exchange Agreement and the Support Agreements.

The Board voted unanimously in favor of such resolutions, except for Mr. Rajneesh Vig, a director affiliated with the Tennenbaum Funds who abstained from voting on the resolutions as a result of his interest in the Tennenbaum Funds.

Accordingly, and for the reasons described in more detail below, the Board recommends that Dialogic’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Background of the Offer and the Merger

The Board believes that Dialogic’s current cash resources, together with anticipated cash flows from operating activities, will be sufficient to fund its operations for the near term. However, the Board does not expect that such cash flows will be sufficient to fund repayment of the principal on its current indebtedness when it becomes due in March 2015. The Board is seeking the most advantageous transaction for its stockholders in light of the backdrop of this significant indebtedness and the unattractive alternatives that would likely be available to Dialogic if it were unable to refinance or repay its indebtedness when it becomes due. Affiliates of Tennenbaum Capital Partners, LLC (“TCP”), a private equity firm, hold approximately 55.0% of the Shares and are owed approximately $87.0 million in outstanding debt. Accordingly, any strategic transaction involving Dialogic would have to be conducted in a manner that would be acceptable to TCP because TCP would have the ability to block any strategic transaction that it considered unacceptable given its significant debt and equity holdings of Dialogic. The discussion below summarizes the following events leading up to the signing of the Merger Agreement and the Exchange Agreement:

•	the October 2010 business combination between Dialogic (then known as Veraz Networks, Inc.) and Dialogic Subsidiary, and the entering into of the Term Loan Agreement with affiliates of TCP, with term loans in the approximate original principal amount of $89.9 million, as well as the entering into of the Revolving Credit Agreement (defined below);

•	the eleven (11) amendments to the Revolving Credit Agreement which occurred from October 2010 to October, 2014, and the four (4) amendments to the Term Loan Agreement (occurring after March 2012), which amendments were made in most cases due to the need to modify such agreements as a result of Dialogic’s failure (or anticipated failure) to meet loan covenants (and thereby avoid default);

•	the 2012 debt restructuring and private placement of convertible notes and Series D Preferred Stock;

•	the September 2012 reverse stock split;

•	the unsuccessful attempt in late 2012 to raise third party equity capital;

•	beginning in late 2012, the exploration of a range of strategic options;

•	beginning in early 2013, the engagement of an investment bank and the solicitation of prospective buyers for Dialogic;

•	from April 2013 to January 2014, contacts, negotiations and agreements with prospective buyers (other than Novacap) who delivered indications of interest and/or letters of intent to acquire Dialogic; and

•	contacts, negotiations and agreements with Novacap from December 2013 to October 10, 2014.

Initial Term Loan Agreement and Revolving Credit Agreement, and Subsequent Amendments and Forbearance Arrangements

In connection with the business combination with Dialogic Subsidiary in October 2010, Dialogic (then known as Veraz Networks, Inc.), Dialogic Subsidiary and certain of their subsidiaries entered into (i) a Second Amended and Restated Credit Agreement (the “Initial Term Loan Agreement”) with Obsidian, as agent, and the Tennenbaum Funds, as lenders; and (ii) a Consent and Thirteenth Amendment to the Credit Agreement (as amended, the “Revolving Credit Agreement”) with the lenders thereunder (the “Revolving Credit Lenders”) and Wells Fargo Foothill ULC, as administrative agent (“Wells Fargo”). At the time of the Initial Term Loan Agreement, Term Loans in the approximate principal amount of $89.9 million were outstanding and were due on September 30, 2013. If Dialogic were to breach any of the financial covenants under the Initial Term Loan Agreement, Obsidian and the Tennenbaum Funds could accelerate the maturity date of the Term Loans so that they would become immediately due and payable. In December 2010 and February 2011, Dialogic entered into the Fourteenth and Fifteenth Amendments, respectively, to the Revolving Credit Agreement with the Revolving Credit Lenders and Wells Fargo, which were immaterial.

On March 10, 2011, in anticipation of breaching certain financial covenants under the Initial Term Loan Agreement, Dialogic obtained a letter from Obsidian and the Tennenbaum Funds confirming that they would not under any circumstances accelerate the maturity date of amounts due under the Initial Term Loan Agreement on or before January 15, 2012.

As of June 30, 2011, Dialogic was in breach of the minimum liquidity financial covenant set forth in the Initial Term Loan Agreement, which was an event of default thereunder. Accordingly, Dialogic was also in default under the Revolving Credit Agreement, which had a cross-default provision that covered the Initial Term Loan Agreement.

On July 26, 2011, Dialogic executed a Limited Waiver and Sixteenth Amendment to the Revolving Credit Agreement with the Revolving Credit Lenders and Wells Fargo, whereby the Revolving Credit Lenders and Wells Fargo agreed not to accelerate the maturity date of any loans until (i) January 15, 2012 or (ii) the earlier occurrence of certain other specified events.

On November 14, 2011, Dialogic entered into a Forbearance Agreement with the Revolving Credit Lenders and Wells Fargo in connection with the Revolving Credit Agreement (the “Forbearance Agreement”). Pursuant to the terms of the Forbearance Agreement, each of the Revolving Credit Lenders and Wells Fargo agreed to forbear from exercising its rights and remedies under the Revolving Credit Agreement, including the right to accelerate the maturity date of amounts outstanding under the Revolving Credit Agreement (and realize on its collateral under the terms of the Revolving Credit Agreement), with respect to certain existing and anticipated defaults by Dialogic under the Revolving Credit Agreement, until (i) January 6, 2012 or (ii) the earlier occurrence of certain other specified events.

On December 29, 2011, Dialogic entered into the First Amendment to the Forbearance Agreement with the Revolving Credit Lenders and Wells Fargo, pursuant to which the parties made certain minor adjustments to the amounts Dialogic could borrow under the Revolving Credit Agreement.

On January 5, 2012, Dialogic obtained a letter from Obsidian and the Tennenbaum Funds confirming that they would not under any circumstances accelerate the maturity date of amounts due under the Initial Term Loan Agreement on or before February 15, 2012. On that same day, Dialogic entered into a Second Amendment to the Forbearance Agreement with the Revolving Credit Lenders and Wells Fargo. Pursuant to the terms of the Second Amendment, each of the Revolving Credit Lenders and Wells Fargo agreed to forbear from exercising its rights and remedies under the Revolving Credit Agreement, including the right to accelerate the maturity date of amounts outstanding under the Revolving Credit Agreement (and realize on its collateral under the terms of the Revolving Credit Agreement), with respect to certain existing and anticipated defaults by Dialogic under the Revolving Credit Agreement, until (i) February 6, 2012 or (ii) the earlier occurrence of certain other specified events.

On February 2, 2012, Dialogic obtained a letter from Obsidian and the Tennenbaum Funds confirming that they would not under any circumstances accelerate the maturity date of amounts due under the Initial Term Loan Agreement on or before March 15, 2012.

On February 6, 2012, Dialogic entered into a Third Amendment to the Forbearance Agreement with the Revolving Credit Lenders and Wells Fargo. Pursuant to the terms of the Third Amendment, each of the Revolving Credit Lenders and Wells Fargo agreed to forbear from exercising its rights and remedies under the Revolving Credit Agreement, including the right to accelerate the maturity date of amounts outstanding under the Revolving Credit Agreement (and realize on its collateral under the terms of the Revolving Credit Agreement), with respect to certain existing and anticipated defaults by Dialogic under the Revolving Credit Agreement, until (i) March 6, 2012 or (ii) the earlier occurrence of certain other specified events.

On March 1, 2012, Dialogic obtained a letter from Obsidian and the Tennenbaum Funds confirming that they would not under any circumstances accelerate the maturity date of amounts due under the Initial Term Loan Agreement on or before May 1, 2012.

On March 5, 2012, Dialogic entered into a Fourth Amendment to the Forbearance Agreement with the Revolving Credit Lenders and Wells Fargo. Pursuant to the terms of the Fourth Amendment, each of the

Revolving Credit Lenders and Wells Fargo agreed to forbear from exercising its rights and remedies under the Revolving Credit Agreement, including the right to accelerate the maturity date of amounts outstanding under the Revolving Credit Agreement (and realize on its collateral under the terms of the Revolving Credit Agreement), with respect to certain existing and anticipated defaults by Dialogic under the Revolving Credit Agreement, until (i) April 22, 2012 or (ii) the earlier occurrence of certain other specified events.

2012 Debt Restructuring and Private Placement

On March 22, 2012, Dialogic entered into the Term Loan Agreement with Obsidian and the Tennenbaum Funds, which replaced and superseded the Initial Term Loan Agreement. In connection therewith, Dialogic issued to the Tennenbaum Funds warrants to purchase an aggregate of 18.0 million Shares at an exercise price of $1.00 per Share (collectively, the “TCP Warrants”), which collectively could not be exercised for more than 19.99% of outstanding Shares unless approved by Dialogic’s stockholders, as required by the rules of The NASDAQ Stock Market. The transactions contemplated by the Term Loan Agreement, the TCP Warrants and related agreements are collectively referred to as the “Debt Restructuring.” Prior to the Debt Restructuring, Dialogic was not in compliance with any of the financial covenants under the Initial Term Loan Agreement, and the Tennenbaum Funds accordingly had the right to accelerate the maturity date of the Term Loans, including accrued interest, so that it would become immediately due and payable on May 1, 2012. In connection with entering into the Term Loan Agreement, the Tennenbaum Funds waived the existing events of default under the Initial Term Loan Agreement and extended the maturity date of the Term Loans to March 31, 2015.

On that same day, Dialogic entered into a Waiver and Seventeenth Amendment to the Revolving Credit Agreement with the Revolving Credit Lenders and Wells Fargo. Under the Seventeenth Amendment, the Revolving Credit Lenders waived the existing events of default under the Revolving Credit Agreement and agreed to certain amendments to the Revolving Credit Agreement, including the extension of the maturity date thereunder to the earlier of (i) March 31, 2015 and (ii) the expiration of the Term Loan Agreement.

On April 11, 2012, Dialogic issued and sold in a private placement (the “Private Placement”): (i) $39.5 million aggregate principal amount of Convertible Promissory Notes (the “Notes”); and (ii) one share of its Series D-1 Preferred Stock (the “Series D-1 Preferred Share”). The investors in the Private Placement included the Tennenbaum Funds, who purchased $34.5 million aggregate principal amount of Notes in exchange for the cancellation of (i) $33.0 million in outstanding principal under the Term Loan Agreement, $3.0 million of which represented accrued but unpaid interest that was capitalized under the Term Loan Agreement (the “Interest Amount”), and (ii) a prepayment premium of $1.5 million triggered by the cancellation of the outstanding debt described above. The remaining $5.1 million aggregate principal amount of Notes was purchased by certain of the company’s stockholders, including TCP, in exchange for the cancellation of $5.1 million of long-term debt held by such stockholders. The Notes were convertible into Shares at a conversion price of $1.00 per Share, with the exception of the Notes issued to the Tennenbaum Funds in exchange for the cancellation of the Interest Amount which had a conversion price of $0.87 per Share. Under the terms of the Notes, the principal and all accrued but unpaid interest thereunder would automatically convert into Shares upon stockholder approval of the issuance of the Shares issuable upon conversion of the Notes.

Dialogic sold the Series D-1 Preferred Share to one of the Tennenbaum Funds in exchange for cancellation of $100 in outstanding principal under the Term Loan Agreement. The Series D-1 Preferred Share is non-voting and is not convertible into other shares of Dialogic capital stock. However, following stockholder approval of the Private Placement, the holder of the Series D-1 Preferred Share would have the right to designate between one and four members of the Board depending on the level of its beneficial ownership; and if such holder has the right to designate two or more directors, one of such directors would be the Chairman of the Board. The Series D-1 Preferred Share is redeemable for $100 (i) at the written election of the holder thereof, or (ii) at Dialogic’s election at any time after the earlier to occur of the following: (x) the holder thereof (together with its affiliates) beneficially owns in the aggregate less than three percent of the fully-diluted common stock at any time following the stockholder approval of the Private Placement, or (y) certain liquidation events as described in the Certificate of Designations for the Series D-1 Preferred Stock.

Concurrently with the closing of the Private Placement, Dialogic entered into a First Amendment to the Term Loan Agreement (the “First Amendment”) with the Term Loan Lenders and an Eighteenth Amendment to the Revolving Credit Agreement with Revolving Credit Lenders and Wells Fargo. Pursuant to the First Amendment, the Term Loan Agreement was amended to permit the conversion of $33.0 million of outstanding debt under the Term Loan Agreement in exchange for the Notes as described above, subject to payment of a prepayment premium of $1.5 million, which Dialogic would pay through the issuance of Notes. The Term Loan Agreement was also amended to permit Dialogic to issue the remaining Notes sold in the Private Placement. Pursuant to the Eighteenth Amendment, the Revolving Credit Agreement was also amended to permit Dialogic to issue the Notes.

On August 8, 2012, Dialogic obtained stockholder approval for (i) the issuance of 18.0 million shares of common stock issuable upon exercise of the TCP Warrants and (ii) the Private Placement, including the sale of the Notes and the Series D-1 Preferred Share. Accordingly, the Notes automatically converted into an aggregate of 40.1 million Shares. The portion of the Notes held by the Tennenbaum Funds converted into 35.5 million Shares. In addition, the exchange cap limiting the exercise of the TCP Warrants to 19.99% of outstanding Shares was removed, and the TCP Warrants became exercisable for the full amount of 18.0 million Shares. After giving effect to the foregoing transactions, the Tennenbaum Funds beneficially owned 61.7% of Dialogic’s outstanding common stock.

On August 9, 2012, Mr. Nick Jensen, Dialogic’s Chief Executive Officer resigned. On that same day, the Board appointed Mr. Kevin Cook, Dialogic’s President and Chief Operating Officer, to replace Mr. Jensen as Dialogic’s Chief Executive Officer.

September 2012 Reverse Stock Split

On September 14, 2012, after obtaining stockholder approval, Dialogic filed a Certificate of Amendment to its Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effectuate a 5-for-1 reverse stock split of Dialogic’s issued and outstanding common stock. The reverse stock split became effective on that same day. The reverse stock split was effectuated to enable Dialogic to regain compliance with The NASDAQ Stock Market rule which provides that, for continued listing, the bid price for a listed issuer’s common stock cannot be below $1.00 per share for 30 consecutive business days.

Late 2012 Exploration of Equity Financing

Although the Debt Restructuring and the Private Placement reduced the outstanding debt on Dialogic’s balance sheet and thereby improved its capital structure, Dialogic still needed to raise cash capital in order to execute management’s strategic plan and to obtain sufficient funds to pay debt service and other operating expenses. Accordingly, in September 2012, the Board appointed a special committee comprised of Messrs. Pat Jones and Mike West (the “Special Committee”) to explore the potential alternatives to secure additional equity financing, which committee would work with Mr. Cook and Mr. John Hanson, Dialogic’s Executive Vice President, Chief Financial Officer. Messrs. Jones and West, who were the only directors not designated by TCP, were selected to serve on the Special Committee because a transaction with TCP was under consideration as one potential alternative and Dialogic might have differing interests from TCP, primarily on account of the outstanding debt of Dialogic held by the Tennenbaum Funds. From September 2012 to December 2012, Dialogic’s financial advisor, under the oversight of the Special Committee, contacted several new third party investors to gauge interest in a potential equity financing involving Dialogic. However, based on feedback from such potential investors, the Board, in consultation with the Special Committee and its financial advisors, determined that an equity financing was not feasible with third party investors on commercially reasonable terms under the circumstances, particularly due to the size of Dialogic’s outstanding debt and its thinly-traded stock.

During the search for third party equity financing, TCP informally proposed to Dialogic a financing structure under which (i) the TCP Warrants, which had an exercise price of $5.00 per Share following the reverse stock split, would be converted into penny warrants at a conversion price to be determined, (ii) TCP would underwrite a $5.0-$10.0 million private placement (and would earn a fee for such underwriting), and (iii) the covenants of the Term Loan Agreement would be amended to align with the new capital structure and plans going forward, with each step to be executed independently of the others. The Special Committee determined that the conversion of the TCP Warrants as a stand-alone transaction was not attractive to Dialogic, but that it could be attractive as part of a simultaneous private placement with TCP and modification of TCP’s debt facility to ease financial covenants. After considering the potential advantages of pursuing a transaction with TCP (such as increased speed and certainty of closing and less due diligence and management distraction), the anticipated dilution to current stockholders, the desirability of an opinion from its financial advisor with respect to the proposed transaction and the fiduciary duties of the Board in connection with the proposed transaction, the Special Committee determined in November 2012 that Dialogic should move forward with renegotiating the covenants of the Term Loan Agreement with TCP (resulting in the Second Amendment to Term Loan Agreement in November 2012, discussed below), but wait on moving forward with the proposed conversion of the TCP Warrants and the proposed private placement.

November 2012 Amendments to Term Loan Agreement and Revolving Credit Agreement

In November 2012, Dialogic entered into a Second Amendment to the Term Loan Agreement with Obsidian and the Tennenbaum Funds pursuant to which the financial covenants in the Term Loan Agreement, including the minimum EBITDA and minimum liquidity covenants, were amended to postpone their application. Previously, the financial covenants would have commenced in the fiscal quarter ending March 31, 2013 and as amended they were scheduled to commence in the fiscal quarter ending June 30, 2013. Concurrently therewith, Dialogic entered into a Nineteenth Amendment to the Revolving Credit Agreement with the Revolving Credit Lenders and Wells Fargo. Pursuant to the Nineteenth Amendment, the Revolving Credit Agreement was also amended, among other things, to postpone the application of the financial covenants from the fiscal quarter ending March 31, 2013 to the fiscal quarter ending June 30, 2013. Without the postponements described above, Dialogic would have been in violation of the financial covenants under both the Term Loan Agreement and the Revolving Credit Agreement and accordingly in default thereunder.

Initial Exploration of Strategic Options; February 2013 Amendments to Term Loan Agreement and Revolving Credit Agreement (TCP Accordion)

On December 19, 2012, TCP submitted to Dialogic a formal term sheet (the “12/19/2012 Term Sheet”) outlining the terms of an incremental senior secured credit facility under which the Tennenbaum Funds under the Term Loan Agreement would make a $4.0 million term loan to Dialogic (such incremental facility referred to as the “TCP Accordion”). The TCP Accordion would be documented as an amendment to the Term Loan Agreement. The term loan under the TCP Accordion would be purchased at 85% of par value at the closing, and would have the same maturity date, amortization and interest rates as the other outstanding debt under the Term Loan Agreement. As additional consideration for the term loan, Dialogic would issue warrants to purchase 19.9% of the outstanding Shares at an exercise price of $0.01 per Share.

On December 22, 2012, the Special Committee held a telephonic meeting to review the terms of the 12/19/2012 Term Sheet and the chronology of dealings with TCP since the last Board meeting, noting the need for liquidity and covenant relief under the Term Loan Agreement. The Special Committee also discussed the process for selecting a financial advisor to help consider strategic options.

On December 26, 2012, following discussion with the Special Committee, Dialogic submitted a counterproposal to TCP in response to the 12/19/2012 Term Sheet, with the following changes to the proposed TCP Accordion (among others): (i) term loan of $6.0 million; (ii) maturity date of March 31, 2015, subject to extension to March 31, 2016 if Dialogic raises a minimum of $3.0 million of equity capital from non-affiliate investors; and (iii) waiver of all existing financial covenants under the Term Loan Agreement, as well as other covenant modifications, in exchange for a $3.0 million amendment fee, to be allocated in TCP’s discretion between additional principal to be added to the loan and penny warrants valued at the average of the most recent 30 days closing price of Dialogic’s common stock.

On December 28, 2012, the Board held a telephonic meeting with Dialogic’s legal advisors at which: (i) Mr. Jones, a member of the Special Committee, reviewed with the Board the status of the Special Committee’s deliberations regarding various strategic options available to Dialogic, including a potential sale of the entire company and other fundraising alternatives (such as the TCP Accordion); (ii) management discussed with the Board the process for selecting a financial advisor to assist Dialogic in facilitating a potential sale of the entire company; and (iii) Messrs. Jones and Cook reviewed with the Board the status of negotiations related to the TCP Accordion. The Board determined that it needed to have all alternatives in front of it prior to approving the TCP Accordion, and further discussed the issue of whether an opinion from a financial advisor was required related to the TCP Accordion.

On January 7, 2013, a meeting of the Board was held with Dialogic’s legal advisors at which the Board discussed (i) the proposed TCP Accordion and related open issues, including proposed financial covenants, and (ii) whether any other strategic alternatives were available. The Board determined that management should continue to negotiate with TCP regarding the terms of the TCP Accordion and related financial covenants, with an understanding that management would present all strategic alternatives to the Special Committee and the Board together with the TCP Accordion, in order to allow the Special Committee and the Board to evaluate alternatives and then make a decision regarding the best path forward for Dialogic.

On February 1, 2013, Dialogic management met with representatives of Sagent Advisors, LLC (“Sagent”), a boutique investment banking firm and potential financial advisor to Dialogic, to discuss a potential engagement, which would include the preparation of a confidential information package and bid letter in connection with a potential sale of Dialogic, and the terms thereof. Sagent was subsequently engaged as Dialogic’s financial advisor in March 2013.

On February 7, 2013, a meeting of the Board was held with Dialogic’s legal advisors at which the Board (i) reviewed the timeline and unsuccessful results of the late 2012 efforts to secure third party equity financing, (ii) discussed management’s proposed financing plan involving TCP and alternatives in detail (reviewing the final terms of the TCP Accordion against the original terms proposed by TCP), and (iii) upon the recommendation of management and the Special Committee, approved (with Mr. Rajneesh Vig, Managing Partner of TCP and a director designated by TCP, abstaining) the Third Amendment to Term Loan Agreement, Twentieth Amendment to Revolving Credit Agreement and Subscription Agreement, as described below, to effectuate the TCP Accordion.

On February 7, 2013, Dialogic entered into a Third Amendment to Term Loan Agreement with Obsidian and the Tennenbaum Funds, pursuant to which the Tennenbaum Funds agreed to provide for additional borrowing of up to $4.0 million under the Term Loan Agreement. In consideration of this additional borrowing, Dialogic agreed to issue an amount of Shares to the Tennenbaum Funds equal to the market value of 10.0% of the outstanding Shares based on the closing price of Dialogic’s Shares immediately prior to such issuance, in accordance with the terms of a Subscription Agreement executed concurrently with the Third Amendment. Additionally, pursuant to the Third Amendment, the minimum EBITDA financial covenant was amended and its application was postponed until the fiscal quarter ending March 31, 2014. Previously, the minimum EBITDA financial covenant would have commenced in the fiscal quarter ending June 30, 2013. The Third Amendment also provided that the other financial covenants, including the minimum liquidity covenant, would no longer be applicable under the Term Loan Agreement. Lastly, the Tennenbaum Funds agreed to extend the maturity date of the Term Loans to March 31, 2016 upon the earlier to occur of (i) the receipt by Dialogic of “Net Equity Proceeds” (as defined in the Term Loan Agreement) in an aggregate amount of at least $5.0 million or (ii) a “Change in Control” (as defined in the Term Loan Agreement). After giving effect to the transactions contemplated by the Third Amendment and the Subscription Agreement, TCP beneficially owned 64.4% of Dialogic’s outstanding common stock.

Concurrently with the execution of the Third Amendment, on February 7, 2013, Dialogic entered into a Waiver and Twentieth Amendment to the Revolving Credit Agreement with the Revolving Credit Lenders and Wells Fargo, pursuant to which the application of the minimum EBITDA financial covenant was postponed until the fiscal quarter ending March 31, 2014. Previously, the minimum EBITDA financial covenant would have commenced in the fiscal quarter ending June 30, 2013. Additionally, pursuant to the Twentieth Amendment, a definition of “Availability Block” was added to the Credit Agreement in the amount of $0.5 million, which amount would increase by an additional $0.1 million on July 1, 2013 and on the first day of each fiscal quarter thereafter. The Revolving Credit Agreement was also amended to reduce the “Borrowing Base” (as defined therein) by the Availability Block at all times.

On February 12, 2013, Mr. Cook was appointed by the Board to serve as a member thereof. At this meeting, the Board also expanded the scope of the Special Committee to include overseeing, reviewing and evaluating possible strategic alternatives for Dialogic, including a potential sale of Dialogic.

Further Exploration of Strategic Options; June 2013 Amendments to Term Loan Agreement and Revolving Credit Agreement

From February 28, 2013 to March 18, 2013, representatives of Sagent contacted and began having various levels of discussions with a total of 67 parties identified by Sagent in consultation with the management of Dialogic (including both financial sponsors and strategic buyers) regarding a potential strategic transaction involving Dialogic. Based on these discussions, a round one bid date of April 5, 2013 was established and bid letters initially were sent to 12 prospective buyers (including both financial sponsors and strategic buyers). Subsequently, an additional 18 bid letters were sent to prospective buyers during the period from March 2013 through May 2013. Novacap was not included in this initial round of discussions with potential buyers.

On March 11, 2013, the Board approved the Letter Agreement (defined below) between Dialogic and Sagent, pursuant to which letter Sagent would act as financial advisor to Dialogic in connection with a potential sale of Dialogic. On March 18, 2013, Dialogic and Sagent executed the Letter Agreement.

On March 18, 2013, the Board held an in-person meeting at which management and representatives of Sagent provided the following update regarding a potential strategic transaction: (i) a virtual data room had been set up to facilitate due diligence; (ii) 67 potential buyers had been contacted by representatives of Sagent (including 45 financial sponsors and 22 strategic buyers); (iii) 11 potential buyers (10 financial sponsors and one strategic buyer) had signed customary confidentiality agreements with Dialogic and were sent a confidential information package; (iv) an additional three potential buyers (all financial sponsors) were in the process of negotiating confidentiality agreements (two of which subsequently signed confidentiality agreements with Dialogic and were sent a confidential information package); and (v) as set forth in the bid letter, letters of intent would be due no later than April 5, 2013, with management meetings to follow.

On March 27, 2013, a meeting of the Board was held at which Mr. Anthony Housefather, Dialogic’s Executive Vice President, Corporate Affairs and General Counsel, Mr. Andrew Goldberg, Dialogic’s Senior Vice President, Marketing and Strategy, and Mr. Hanson, as well as representatives of Sagent, were present. At the meeting, representatives of Sagent discussed with the Board its preliminary views regarding Dialogic and a potential strategic transaction.

On April 5, 2013, representatives of Sagent received, on Dialogic’s behalf, a preliminary indication of interest to acquire Dialogic from Company A, a portfolio company of a financial sponsor. Under this indication of interest: (i) Company A would acquire 100% of the capital stock of Dialogic for $100-105 million in cash; and (ii) the acquisition would be funded by equity and debt.

On April 6, 2013, representatives of Sagent received, on Dialogic’s behalf, a preliminary indication of interest to acquire Dialogic from Company B, a financial sponsor. Under this indication of interest: (i) Company B would purchase 100% of the outstanding stock of Dialogic based on an implied valuation of $101-$103 million in cash (assuming no less than $6.5 million of cash and no debt at close, as well as sufficient net working capital at close); and (ii) the acquisition would be funded by equity and debt with no financing contingency.

On April 8, 2013, representatives of Sagent received, on Dialogic’s behalf, a preliminary indication of interest to acquire Dialogic from Company C, a financial sponsor. Under this indication of interest: (i) Company C would purchase 100% of the outstanding stock of Dialogic for $110 million in cash, on a cash-free, debt-free basis (assuming a normalized level of working capital); and (ii) the acquisition would be funded by equity with no financing contingency.

On April 12, 2013, representatives of Sagent, on Dialogic’s behalf, received a preliminary indication of interest to acquire Dialogic from Company D, a financial sponsor. Under this indication of interest: (i) Company D would purchase 100% of the outstanding stock of Dialogic for $80-90 million in cash, subject to delivery of an adequate level of net working capital and net assets; (ii) the acquisition would be funded by equity and debt with no financing contingency.

Between April 10 and April 15, 2013, representatives of Sagent, on Dialogic’s behalf, received verbal preliminary indications of interest to acquire Dialogic from two additional potential buyers, which indications of interest were at a significant discount to the purchase prices or enterprise values reflected in the other indications of interest received to date. As a result, these other verbal preliminary indications of interest were not pursued.

On April 15, 2013, because Dialogic was unable to regain compliance with the NASDAQ requirement stating that the market value of publicly held Shares needed to exceed $15.0 million, Dialogic received a Staff Determination Letter from the Listing Qualifications Department of The NASDAQ Stock Market stating that the NASDAQ Hearings Panel had determined to delist the Shares from the NASDAQ Stock Market, and that trading in the Shares would be suspended effective at the open of business on April 17, 2013. Beginning with the opening of trading on Wednesday, April 17, 2013, the Shares have traded on the OTCQB. On April 23, 2013, the first day on which shares were traded on the OTCQB, the closing price of Dialogic’s common stock was $0.80 per share, as quoted by the OTCQB. The Shares were officially delisted from The NASDAQ Stock Market on July 8, 2013.

On April 30, 2013, representatives of Dialogic and representatives of Sagent, held a telephonic meeting with representatives of Company A, at which the parties discussed a potential strategic transaction.

On May 5, 2013, representatives of Sagent, on Dialogic’s behalf, received a preliminary indication of interest to acquire Dialogic from Company E, a financial sponsor. Under this indication of interest: (i) Company E would acquire Dialogic based on an enterprise value of $90 million (assuming that Dialogic would be delivered free of any indebtedness for borrowed money or other non-ordinary course liabilities and that Dialogic would be transferred with normalized levels of working capital); and (ii) the acquisition would be funded by equity and debt.

On May 7, 2013, Mr. Goldberg and representatives of Sagent held a telephonic meeting with representatives of Company F, a strategic buyer, at which the parties discussed Dialogic, its prospects and a potential strategic transaction.

On May 8, 2013, the Board held a meeting at which Messrs. Housefather, Goldberg and Hanson were present. At the meeting, Mr. Goldberg updated the Board regarding the status of discussions with the various prospective buyers and the related preliminary indications of interest.

On May 9, 2013, Messrs. Cook, Hanson and Goldberg and representatives of Sagent held an in-person meeting with representatives of Company C, at which the parties discussed Dialogic, its prospects and a potential strategic transaction. Following this meeting, Company C was given access to a virtual data room to commence due diligence.

On May 14, 2013, Mr. Goldberg and representatives of Sagent held a videoconference meeting with representatives of Company E, at which the parties discussed Dialogic, its prospects and a potential strategic transaction.

On May 22, 2013, Company E notified representatives of Sagent that Company E was no longer interested in pursuing a strategic transaction with Dialogic due to concerns relating to growth opportunities and the financial prospects of Dialogic.

On May 22 and 23, 2013, Messrs. Cook, Hanson and Goldberg and representatives of Sagent held in-person meetings with representatives of Company D, at which the parties discussed Dialogic, its prospects and a potential strategic transaction. Following this meeting, Company D was given access to the virtual data room to commence due diligence.

On May 29, 2013, Company F delivered to Sagent, on Dialogic’s behalf, a preliminary indication of interest to acquire Dialogic which contemplated that Company F would purchase all of Dialogic’s outstanding shares, on a cash-free, debt-free basis, for a purchase price that reflected an enterprise value not to exceed $50 million. The indication of interest also provided for an exclusivity restriction lasting through September 30, 2013.

On May 31, 2013, representatives of Sagent, at the direction of Dialogic, sent a final process letter to Company B, Company C and Company D, which stated that final proposals to acquire Dialogic must be received no later than June 20, 2013. The letter specified that proposals needed to state the cash proceeds to be paid for all of Dialogic on a cash-free, debt-free basis.

On June 5, 2013, Messrs. Cook, Goldberg and Housefather (and certain other Dialogic employees knowledgeable about supply chain operations) and representatives of Sagent held a telephonic meeting with representatives of Company D, at which the parties discussed Dialogic’s supply chain and operations in connection with Company D’s continued due diligence.

On June 10, 2013, representatives of Dialogic management and Sagent held a telephonic meeting with representatives of Company D, at which the parties discussed a potential business combination with a portfolio company of Company D.

On June 11, 2013, the Board held a telephonic meeting at which Mr. Housefather was present. At the meeting Mr. Housefather updated the Board regarding Dialogic’s strategic transaction process.

On that same day, Mr. Hanson resigned as Executive Vice President and Chief Financial Officer and as principal financial and accounting officer of Dialogic, effective as of June 14, 2013. At that time the Board commenced a search for a new chief financial officer.

On June 12, 2013, representatives of Sagent advised Dialogic that Company B had contacted Sagent and stated that it did not intend to further pursue a strategic transaction with Dialogic because the timing was not right for Company B to pursue such a transaction.

On June 17, 2013, representatives of Sagent advised Dialogic that Company A had formally declined to pursue a strategic transaction with Dialogic due to concerns about future opportunities for Dialogic.

On June 20, 2013, representatives of Sagent, on Dialogic’s behalf, received a non-binding letter of intent to acquire Dialogic from Company D (the “6/20/2013 LOI”). Under this letter of intent: (i) Company D would acquire all of the issued and outstanding capital stock of Dialogic (excluding any tax liabilities, debt and debt-like liabilities) based on an enterprise value of $40.0 million (assuming an appropriate level of working capital); and (ii) the acquisition would be financed with a combination of debt and equity and would not require a financing contingency. The letter of intent also contemplated a 30-day exclusivity period. Company D expressed that the decline in value of the purchase price, as compared to Company D’s April 12, 2013 preliminary indication of interest, was due to continuous double digit declines in Dialogic’s revenue and lack of traction for next generation products (creating uncertainty around new products for growth), limited financing options given the minimal borrowing base under the Revolving Credit Agreement and lack of historical cash flow, and debt-like liabilities and quality of assets issues.

On June 25, 2013, representatives of Sagent, on Dialogic’s behalf, received a non-binding letter of intent from Company C (the “6/25/2013 LOI”). Under this letter of intent:

•	Company C would acquire a 50% controlling interest in Dialogic, comprised of $25 million of Series A Preferred Stock (with a 200% liquidation preference and an 8% per annum cumulative return to be paid in kind) and 50% of Dialogic’s outstanding common stock, for cash consideration of $25 million, the proceeds of which would be used to repay amounts outstanding under the Revolving Credit Agreement and then used for ongoing operations;

•	the Tennenbaum Funds would convert $25 million of the debt outstanding under the Term Loan Agreement into $25 million of Series B Preferred Stock (with a liquidation preference and an 8% cumulative return to be paid in kind), with any remaining debt outstanding under the Term Loan Agreement to be forgiven;

•	Dialogic stockholders would retain 50% of Dialogic’s outstanding common stock;

•	the acquisition would be financed with equity and would not require a financing contingency; and

•	the holders of Series A Preferred Stock would receive distributions in a liquidity event equal to their liquidation preference, then the holders of Series A Preferred Stock and Series B Preferred Stock would each receive 50% of distributions for such event until the holders of Series B Preferred Stock received their liquidation preference, and then holders of common stock would receive any excess distributions for such event.

The letter of intent also contemplated a 30-day exclusivity period. Representatives of Company C separately communicated to representatives of Sagent and Dialogic that they believed the most efficient means by which to effect a transaction would be under a bankruptcy proceeding pursuant to Section 363 of the U.S. Bankruptcy Code (“Section 363”) or a similar restructuring process, and would intend to pursue such course of action. Additionally, Company C expressed that the decline in value of the purchase price, as compared to Company C’s April 8, 2013 preliminary indication of interest, was due to Dialogic facing several headwinds, including a quickly declining legacy business and an increasingly competitive market, as well as the need for additional restructuring to maximize Dialogic’s potential.

On June 26, 2013, Dialogic entered into a Consent to Credit Agreement with Obsidian and the Tennenbaum Funds in connection with the Term Loan Agreement (the “TCP Consent”), pursuant to which the Tennenbaum Funds agreed to consent to the consummation of potential transactions to sell clusters of patents and patent applications owned or controlled by Dialogic (“Patent Offerings”) and to waive the requirement of the Term Loan Agreement that Dialogic offer to repay the term loan with the proceeds from the Patent Offerings. Additionally, Obsidian agreed to release and reassign its security interest in the “Offered Patents” (as defined in the TCP Consent) under the terms of a Partial Release of Intellectual Property Security Agreement dated June 26 2013. Lastly, pursuant to the TCP Consent, the Tennenbaum Funds agreed to further extend the period for Dialogic to timely file its Form 10-Q for the fiscal quarter ended March 31, 2013 and to deliver its financial statements for the quarter ended March 31, 2013 until July 31, 2013, and the Tennenbaum Funds waived certain events of default that might otherwise result in the absence of this extension.

Concurrently with the execution of the TCP Consent, on June 26, 2013, Dialogic entered into a Consent and Twenty-First Amendment to the Revolving Credit Agreement with the Revolving Credit Lenders and Wells Fargo, pursuant to which the Revolving Credit Lenders agreed to the consummation of the Patent Offerings by amending the definition of “Permitted Disposition” thereunder to include the Patent Offerings. The definition of

“Availability Block” under the Revolving Credit Agreement was also amended and restated to increase the base amount of $0.5 million to $0.6 million, which amount would continue to increase by an additional $0.1 million on July 1, 2013 and on the first day of each fiscal quarter thereafter. Lastly, pursuant to the Twenty-First Amendment, the Revolving Credit Lenders agreed to further extend the period for Dialogic to timely file its Form 10-Q for the fiscal quarter ended March 31, 2013 and to extend the time for Dialogic to deliver its financial statements for the quarter ended March 31, 2013 until July 31, 2013.

On July 3, 2013, based on conversations that representatives of Sagent had had with Dialogic and representatives of TCP, representatives of Sagent, at the direction of Dialogic, informed Company D that, with respect to the proposed acquisition structure in the 6/20/2013 LOI, TCP was interested in an equity split more than an outright buyout, and that it was important to TCP that its investment in Dialogic be pari passu with that of Company D. At the direction of Dialogic, the representatives of Sagent requested that Company D submit a revised letter of intent to address the foregoing.

On July 5, 2013, based on conversations that representatives of Sagent had had with Dialogic and representatives of TCP, representatives of Sagent, at the direction of Dialogic, informed Company C that, with respect to the proposed acquisition structure in the 6/25/2013 LOI (and related conversations): (i) an acquisition of Dialogic out of bankruptcy pursuant to Section 363 was problematic because of the business and financial risk from unanticipated customer and supplier reactions, as well as the potential loss of control over the sale process; and (ii) TCP desired that its investment in Dialogic be pari passu with that of Company C. At the direction of Dialogic, the representatives of Sagent requested that Company C submit a revised letter of intent to address the foregoing items.

On July 9, 2013, the Special Committee held a telephonic meeting at which Messrs. Cook and Housefather, as well as representatives from Sagent and Cooley LLP (“Cooley”), counsel to Dialogic, were present. At the meeting: (i) management updated the Special Committee regarding the sale process (noting that representatives of Sagent had, as of July 2, 2013, contacted 84 prospective buyers (including 22 financial sponsors and 62 strategic buyers), received six preliminary indications of interest in April 2013 and two letters of intent in June 2013), and reviewed with the Special Committee the letters of intent from Company C and Company D; (ii) Mr. Housefather and a representative from Cooley reviewed with the Special Committee its fiduciary duties with respect to the sale process; and (iii) the meeting participants evaluated the option of Dialogic remaining a standalone company; and (iv) the Special Committee requested that management provided a forecast for Dialogic on a standalone basis for the next 12 months.

On July 10, 2013, representatives of Sagent, on Dialogic’s behalf, received a revised proposal from Company D (the “7/10/2013 Proposal”). The 7/10/2013 Proposal provided, among other things, that (i) Company D would contribute one of its portfolio companies to Dialogic, (ii) Company D would contribute $10 million cash to Dialogic’s balance sheet, a portion of which would be used acquire the shares of Dialogic’s stockholders not affiliated with TCP or Dialogic’s directors and executive officers (such stockholders collectively, “minority stockholders”) and also to fund transaction expenses and restructuring costs, (iii) following the contemplated transactions, Company D and TCP would own Dialogic’s equity roughly 52% and 48%, respectively, and (iv) Company D would have a $10 million liquidation preference plus a 10.0% per annum compounded return. The 7/10/2013 Proposal also provided that the Tennenbaum Funds would write down the debt under the Term Loan Agreement.

On July 12, 2013, the Special Committee held a telephonic meeting at which Messrs. Cook, Housefather and Goldberg, as well as representatives from Sagent and Cooley, were present. At the meeting: (i) management updated the Special Committee regarding conversations with Company C, Company D and Company F since the last meeting of the Special Committee on July 9, 2013, noting that (1) Company D provided the 7/10/2013 Proposal (and the meeting participants discussed the 7/10/2013 Proposal with the Special Committee), (2) Company F wanted to see Dialogic’s numbers for the second quarter of 2013 before submitting a letter of intent and (3) Company C advised it was not inclined to make material changes to its bid at such time; and (ii) the Special

Committee discussed that in evaluating any potential transaction, the interests of Dialogic’s minority stockholders needed to be taken into consideration, including the value to be given to them in any transaction and whether the approval of a majority of minority stockholders should be a condition to any transaction.

On July 19, 2013, the Board held a telephonic meeting at which Messrs. Housefather and Goldberg and Mr. David Grady, Dialogic’s Vice President and Treasurer, as well as representatives from Sagent and Cooley, were present. At the meeting: (i) a representative of Cooley reviewed the fiduciary duties of each Board member and the Board collectively with respect to a strategic transaction involving Dialogic, the issues of conflict of interest and Board members recusing themselves from transactions in which they may have conflicting interests, and the important role of the Special Committee independently reviewing the potential transaction; (ii) representatives of Sagent updated the Board regarding the strategic transaction process to date; and (iii) the Special Committee updated the Board regarding the meetings of the Special Committee to date reviewing strategic options, particularly the bid from Company C which contemplated an acquisition of Dialogic out of bankruptcy pursuant to a Section 363 sale. The Board also discussed next steps and time frames, and reviewed the alternatives open to Dialogic including how to protect minority stockholders.

On July 21, 2013, representatives of Sagent, at the direction of Dialogic, provided to Company D and Company F a financial summary for Dialogic’s second quarter of 2013 and also updated financial forecasts for the full year of 2013 and the first half of 2014.

On July 23 and 24, 2013, representatives of Dialogic and Sagent held in-person meetings with representatives of Company F regarding a potential transaction.

On July 25, 2013, representatives of Company F notified representatives of Dialogic management and Sagent that Company F was no longer interested in pursuing a strategic transaction with Dialogic because Company F was not prepared to proceed in the contemplated time frame.

On August 7, 2013, the Board held a telephonic meeting at which Messrs. Housefather, Goldberg and Grady, as well as representatives from Sagent, were present. At the meeting: (i) management and representatives of Sagent reviewed the status of the strategic transaction process with the Board, noting that (1) Company F was no longer interested in pursuing a strategic transaction, (2) Company C’s bid remained active but was on hold due to the requirement for Dialogic to be acquired pursuant to a Section 363 sale, (3) Company D had emerged as the leading bidder for Dialogic, based on the terms of the 7/10/2013 Proposal, and (4) Dialogic was continuing to evaluate the option of remaining a standalone company; and (ii) the Board asked for management to provide a breakdown of Dialogic’s different businesses on a standalone basis.

On August 20 and 21, 2013, Mr. Goldberg and representatives of Sagent and TCP and held in-person meetings with representatives of Company D, at which the parties discussed potential synergies between Dialogic and Company D’s portfolio company and due diligence items regarding both companies.

On September 3, 2013, the Special Committee held a telephonic meeting at which Messrs. Cook, Housefather, Goldberg and Grady, as well as representatives from Sagent, Cooley and TCP, were present. At the meeting: (i) management updated the Special Committee regarding conversations with Company D since the last meeting of the Special Committee on July 12, 2013, and discussed various issues with respect to the proposed transaction with Company D, including protection of net operating losses (NOLs) in different Dialogic companies, treatment of debt and potential conversion to equity, the combination of Dialogic and Company D’s portfolio company (and respective valuations), the potential consideration to minority stockholders, synergies between Dialogic with Company D’s portfolio company, and the importance of the combined company having sufficient cash to pay creditors, make investments and fund operations and transaction expenses; (ii) management discussed with the Special Committee the revised proposal Dialogic intended to submit to Company D; (iii) management updated the Special Committee regarding Dialogic’s current financial position and projected cash position and other alternatives to the proposal from Company D; (iv) representatives of TCP offered their views to the Special Committee regarding the proposed transaction with Company D; (v) representatives of TCP presented to the Special Committee regarding a potential alternative transaction involving the exchange of debt outstanding under the Term Loan Agreement for Dialogic common stock; and (vi) the Special Committee determined that the issues of the response to Company D and the TCP debt exchange could be considered separately, and directed that representatives of Sagent respond to Company D with Dialogic’s revised proposal (described below).

On September 4, 2013, representatives of TCP provided to Company D a formal response from Dialogic and TCP to the 7/10/2013 Proposal. As set forth in the response: (i) the parties would form a new company; (ii) Company D would contribute to the new company $20 million in cash and its portfolio company; (iii) the Tennenbaum Funds would exchange all of their debt for Dialogic equity, and then contribute the equity stake in Dialogic to the new company; (iv) Dialogic’s public stockholders would be redeemed, though TCP was open to Dialogic’s institutional stockholders rolling their equity interests into the new company; and (v) following the contemplated transactions, TCP would own 51% of the equity of the new company while Company D would own 49% (which structure was included to protect Dialogic’s NOLs from additional limitations).

On September 11, 2013, representatives of TCP received feedback from representatives of Company D regarding the September 4, 2013 counterproposal.

On September 13, 2013, the Special Committee held a telephonic meeting at which Messrs. Cook, Housefather and Goldberg, as well as representatives from Sagent, Cooley and TCP, were present. At the meeting: (i) management provided an overview of 2013 operations to date, noting that Dialogic had struggled to achieve its operating plan and to deliver sufficient free cash flow, customers were more aggressively questioning Dialogic’s ability to support long-term commitments and lending relationships were at risk under both the Revolving Credit Agreement and the Term Loan Agreement; (ii) management updated the Special Committee regarding negotiations with Company D and Company D’s continuing due diligence; (iii) management discussed with the Special Committee internal restructuring possibilities (including those not involving a strategic transaction with a third party); (iv) representatives of TCP offered their views to the Special Committee regarding the proposed transaction with Company D and also the internal restructuring possibilities, including a potential counterproposal to Company D based on a $48.0 million enterprise value for Dialogic; and (v) representatives of TCP briefed the Special Committee regarding their conversations with Wells Fargo regarding the impact of the foregoing items under the Revolving Credit Agreement. After the TCP representatives left the call, the Special Committee deliberated and determined, after consulting with representatives of management and Sagent, to submit a counterproposal to Company D based on a $48.0 million enterprise value for Dialogic. The Special Committee also discussed the importance of protecting the interests of minority stockholders, the fiduciary duties of the Board and whether the approval of a majority of minority stockholders should be a condition to any transaction.

On September 16, 2013, representatives of Sagent, on Dialogic’s behalf, received a revised letter of intent from Company D (the “9/16/2013 LOI”). Under the 9/16/2013 LOI: (i) the parties would form a new company; (ii) Company D would contribute to the new company $8.0 million in cash and its portfolio company; (iii) the Tennenbaum Funds would exchange all outstanding debt under the Term Loan Agreement for Shares; (iv) Dialogic, having an enterprise value of $47.0 million, would be taken private, with minority stockholders receiving an aggregate of $1.6 million (or $0.20 per share); (v) TCP would contribute to the new company $2.0 million and its equity in Dialogic; (vi) following the contemplated transactions, TCP would own 51% of the equity of the new company and Company D would own 49% of the equity of the new company; and (vii) TCP would receive the first $10 million of equity proceeds available for distribution, after which Company D would receive all equity proceeds until such point as Company D had “caught up” to 49% of the total distributed proceeds, and thereafter equity proceeds available for distribution would be split 51% to TCP and 49% to Company D.

On September 17, 2013, Mr. Robert Dennerlein was appointed by the Board to serve as Dialogic’s Executive Vice President, Finance and Chief Financial Officer, effective September 23, 2013.

On that same day, the Board held an in-person meeting at which Messrs. Housefather, Grady, Goldberg and Dennerlein, as well as representatives from Sagent and Cooley, were present. At the meeting: (i) management reviewed with the Board the strategic options available to Dialogic, including the issues of going private, balance sheet restructuring, NOLs, debt exchange and asset sales; (ii) management, Mr. Vig and representatives of Sagent reviewed with the Board the 9/16/2013 LOI, noting that (1) it was important to maintain the Revolving Credit Agreement following the transaction, (2) the combined company would need at least $10.0 million of cash for Company D to agree to the transaction and (3) the Tennenbaum Funds would be accepting roughly $0.40 on the dollar for the outstanding debt under the Term Loan Agreement; and (iii) Mr. Housefather and a representative from Cooley reviewed the fiduciary duties of the Board with respect to the strategic transaction process. The Board also discussed the importance of protecting the interests of minority stockholders, as well as the potential requirement that the majority of the minority stockholders needed to support any transaction with support agreements and that the Board would not proceed with a transaction without an opinion from Sagent as to the fairness, from a financial point of view, of the consideration to be received by the minority stockholders in any transaction. Thereafter, the Board agreed that a potential sale of the company was in the best interests of Dialogic’s stockholders (and not detrimental to Dialogic’s creditors), and asked the Special Committee to review any term sheet sent by Company D and to provide its recommendation with respect thereto.

On September 21, 2013, representatives of Sagent, on Dialogic’s behalf, received a further revised letter of intent from Company D (the “9/21/2013 LOI”). Under the 9/21/2013 LOI: (i) the parties would form a new company; (ii) Company D would contribute to the new company $10.8 million in cash and its portfolio company (having a deemed enterprise value of $10.0 million); (iii) the Tennenbaum Funds would exchange all outstanding debt under the Term Loan Agreement, other than $10.0 million (which would accrue PIK interest at a rate of 3.0% per annum), for their Shares; (iv) Dialogic, having an enterprise value of $50.0 million, would be taken private, with minority stockholders receiving an aggregate of $0.5 million (or approximately $0.0625 per share); (v) TCP would contribute to the new company $2.0 million in cash and its equity in Dialogic; (vi) following the contemplated transactions, TCP would receive 51% of the equity of the new company and Company D would receive 49% of the equity of the new company; and (vii) the $10.0 million of debt remaining under the Term Loan Agreement would be paid out prior to any distribution of equity proceeds, after which Company D would receive all equity proceeds until such point as Company D had “caught up” to 49% of the total distributed proceeds (including amounts paid off under the Term Loan Agreement), and thereafter equity proceeds available for distribution would be split 51% to TCP and 49% to Company D. The 9/21/2013 LOI also contemplated the parties signing an Exclusivity Dealing Agreement (with terms yet to be specified).

On September 25, 2013, the Special Committee held a telephonic meeting at which Messrs. Cook, Housefather, Goldberg, Dennerlein and Grady, as well as representatives from Sagent and Sheppard, Mullin, Richter & Hampton LLP (“Sheppard Mullin”), counsel to Dialogic, were present. At the meeting: (i) management provided an update to the Special Committee regarding the status of negotiations with Company D and related deal terms; and (ii) management and a representative of Sheppard Mullin provided their views on the 9/21/2013 LOI. While it was noted that there were issues in the 9/21/2013 LOI that needed to be clarified—including the potential loss of Canadian NOLs in the debt exchange, the consideration to be given to minority stockholders and governing law—the Special Committee determined that it was in the best interests of Dialogic to move forward with negotiating an exclusivity agreement with Company D based on the general framework of the 9/21/2013 LOI, and agreed to recommend to the Board that the Board approve Dialogic moving forward to negotiate an exclusivity agreement with Company D based on the framework of the 9/21/2013 LOI (and to commence two-way due diligence as soon as possible) and also to delegate to the Special Committee the power to approve the exclusivity agreement.

On that same day, the Board held a telephonic meeting at which Messrs. Housefather, Goldberg and Dennerlein, as well as representatives of Sagent and Sheppard Mullin, were present. At the meeting: (i) management provided an update to the Board regarding the status of negotiations with Company D and related deal terms, including issues related to Wells Fargo and the Revolving Credit Agreement, deal cash analysis, the price to be paid for shares held by minority stockholders and increased deal fees (including those payable to

TCP); (ii) Mr. Jones, a member of the Special Committee, advised the Board regarding the Special Committee’s recommendation with respect to the 9/21/2013 LOI and the delegation of power to the Special Committee to approve the exclusivity agreement; and (iii) based on the recommendation of the Special Committee, and following additional deliberations by the Board, the Board (1) approved Dialogic moving forward to negotiate an exclusivity agreement with Company D based on the framework of the 9/21/2013 LOI (and to commence two-way due diligence as soon as possible), (2) delegated to the Special Committee the power to approve the exclusivity agreement with Company D and (3) approved Dialogic’s officers signing the non-binding 9/21/2013 LOI after certain changes were made to the satisfaction of management and counsel. Mr. Vig, a Board member affiliated with TCP, declared his interest in the transaction to the Board and did not participate in the aforementioned deliberations or vote on the matters considered.

On September 25, 2013, Mr. Goldberg contacted representatives of Company D to propose certain revisions to the 9/21/2013 LOI, including with respect to governing law and the non-binding nature of the letter of intent. On that same day, representatives of Sagent, on Dialogic’s behalf, received a further revised letter of intent from Company D (the “9/25/2013 LOI”), which incorporated the revisions requested by Mr. Goldberg and otherwise contained the same terms as the 9/21/2013 LOI.

On September 26, 2013, representatives of Dialogic and Company D executed the non-binding 9/25/2013 LOI.

On September 26, 2013, the Special Committee held a telephonic meeting at which Messrs. Cook and Housefather were present. At the meeting: (i) management advised the Special Committee that Company D had accepted the changes Dialogic proposed to the 9/21/2013 LOI and, in accordance with the authority given by the Board at the meeting held on September 25, 2013, executed the non-binding 9/25/2013 LOI; and (ii) the Special Committee, having reviewed the Exclusivity Dealing Agreement and discussing it with management, approved it and authorized Dialogic’s officers to execute and deliver it on behalf of Dialogic. On that same day, representatives of Dialogic and Company D entered into the Exclusivity Dealing Agreement, which provided Company D with a 20-day exclusivity period during which time Dialogic was prohibited from soliciting offers for competing strategic transactions with other parties. The 20-day exclusivity period would extend for two successive 10-day periods unless one party gave prior written notice to the other.

On October 7 and 8, 2013, Messrs. Cook, Dennerlein and Goldberg, as well as other Dialogic employees, met in-person with representatives of Company D to discuss various matters in connection with Dialogic’s due diligence of Company D’s portfolio company.

On October 16 and 17, 2013, Messrs. Cook, Dennerlein, Goldberg and Housefather, as well as other Dialogic employees, met in-person with representatives of Company D to discuss various matters in connection with Company D’s due diligence of Dialogic.

On October 30, 2013, representatives of TCP and Company D discussed the operating approach to the combined company, and the equity ownership of the combined company favoring Company D over TCP (51%/49%).

On November 4, 2013, representatives of Company D provided to TCP and Dialogic a summary of its due diligence findings and also a revised proposal. Among the due diligence findings, Company D noted its views that (i) Dialogic would continue to experience double digit revenue declines, (ii) Dialogic’s growth products would not be enough to offset the large declining revenue base, (iii) Dialogic had a meaningful amount of debt-like liabilities and cash flow items that would have a material impact on liquidity and (iv) the best opportunity to create meaningful stockholder value would be a cash maximizing strategy which would require a material reductions in Dialogic’s operations and also investments in growth opportunities. The material changes in the revised proposal, as compared to the 9/25/2013 LOI, were as follows: (i) a reduction in Dialogic’s enterprise value by $10.0 million from $50.0 million to $40.0 million; (ii) TCP would contribute $7.6 million in cash to the new company (instead of $2.0 million), on account of an incremental $5.6 million in incremental debt or debt-like items; and (iii) following the contemplated transactions, Company D would receive 56% of the equity of the new company and TCP would receive 44% of the equity of the new company.

On November 5, 2013, the exclusivity period under the Exclusivity Dealing Agreement expired. The exclusivity period initially lasted 20 days and was extended automatically for two successive 10-day periods.

On November 6, 2013, the Board held an in-person meeting at which Messrs. Housefather, Dennerlein and Goldberg, as well as representatives from Sagent and Sheppard Mullin, were present. At the meeting:

•	management updated the Board regarding the status of negotiations with Company D and TCP, including (i) Company D’s continued support for the deal pending internal approval, (ii) Company D’s belief that the combined company would require substantial restructurings at close, which would emphasize the harvesting of run-rate businesses for cash while placing fewer (but targeted) bets on growth, (iii) TCP’s support of Company D having equity and operational control, so long as TCP had veto power over certain strategic corporate events, (iv) the proposed deal timeline based on key milestones and (v) Dialogic’s pending due diligence requests related to Company D’s portfolio company;

•	a representative of Sheppard Mullin reviewed the Board’s fiduciary duties related to the proposed transaction with Company D and TCP, as well as the responsibilities that should be conferred on the Special Committee, discussing in particular (i) receiving an opinion from Sagent as to the fairness, from a financial point of view, of the consideration to be received by the minority stockholders of Dialogic in any transaction; (ii) an independent special committee making the decision as to whether to proceed with the deal, (iii) approval of the transaction by a majority of the minority stockholders of Dialogic and (iv) the importance of the price being paid to minority stockholders of Dialogic and the Special Committee’s obligations related to this issue; and

•	the Board appointed the Special Committee to negotiate the terms of any agreements related to the potential transaction with Company D (in particular relating to the consideration to be received by minority stockholders), which authority included the power to decline any deal, and to report to the Board regarding the status of negotiations periodically.

On November 7, 2013, on behalf of Dialogic, representatives of TCP held a telephonic meeting with representatives of Company D to discuss the materials provided by Company D on November 4, 2013, particularly Company D’s assumptions underlying the decline in Dialogic’s enterprise value by $10.0 million.

From November 7, 2013 to December 6, 2013, representatives of Sagent, on behalf of Dialogic, re-approached a number of prospective buyers of Dialogic that had previously executed confidentiality agreements as well as two new prospective buyers to determine whether there was further interest in a potential strategic transaction with Dialogic.

On November 19, 2013, representatives of Company D orally provided to Dialogic a revised proposal, based on a deemed enterprise value of Dialogic of $35.0 million, pursuant to which Company D would acquire all of Dialogic’s outstanding shares for $35.0 million in cash less deductions for debt under the Revolving Credit Facility, other liabilities and transaction expenses; net proceeds from the transaction would accrue to the Tennenbaum Funds in satisfaction of the outstanding debt under the Term Loan Agreement.

On November 21, 2013, Mr. Goldberg held an in-person meeting with representatives of Company G to discuss a proposed strategic transaction between Company G and Dialogic.

On December 3, 2013, at the direction of Dialogic, representatives of Sagent contacted representatives of Company A to see if Company A might be interested in resuming discussions regarding a strategic transaction between Company A (or one of its portfolio companies) and Dialogic.

Negotiations with Novacap; March 2014 Amendments to Term Loan Agreement and Revolving Credit Agreement

On December 5, 2013, a representative of Novacap, who had heard that Dialogic was evaluating strategic options, contacted Mr. Vig to express interest in pursuing a potential acquisition of Dialogic. Prior to this date, Novacap had not been approached by representatives of Dialogic, Sagent or TCP as part of the strategic review process. On that same day, Novacap and Dialogic entered into a Confidentiality Agreement to enable Novacap to evaluate a potential strategic transaction with Dialogic.

On December 6, 2013, in the interests of exploring a potential strategic transaction, Mr. Goldberg provided to Novacap, a brief investor deck describing the current state of Dialogic, its strategy for growth, its product portfolio and some initial financial information.

On December 12, 2013, the Board held a telephonic meeting at which Messrs. Housefather, Dennerlein and Goldberg, as well as a board observer representative from TCP, were present. At the meeting, management updated the Board regarding Dialogic’s strategic activities, including that (i) the proposal from Company D remained a 100% buyout offer based on a deemed enterprise value of Dialogic of $35.0 million before deductions for amounts outstanding under the Revolving Credit Agreement, other liabilities and transaction expenses; (ii) because exclusivity with Company D had expired, representatives of Sagent, at the direction of Dialogic, held telephonic and in-person meetings with representatives of Company A and Company G, had a tentative meeting scheduled with representatives from Novacap and was negotiating a confidentiality agreement with Company H, a financial sponsor; and (iii) management was working to determine if a higher bid could be attained without jeopardizing Company D as a going private alternative.

On December 19, 2013, representatives of Dialogic and representatives of Novacap held an in-person meeting at which the parties discussed a potential acquisition.

On December 20, 2013, representatives of Sagent and Novacap held a telephonic meeting at which the parties discussed Dialogic’s NOLs, potential acquisition structures and the process for moving forward.

On that same day, in the interests of exploring a potential strategic transaction, representatives of Sagent, at the direction of Dialogic, provided to representatives of Company H a brief investor deck describing the current state of Dialogic, its strategy for growth, its product portfolio and some initial financial information prepared by management.

On December 22, 2013, representatives of Company H advised representatives of Sagent that Company H was not interested in pursuing a strategic transaction with Dialogic because there was not adequate product overlap between its portfolio company and Dialogic.

On December 27, 2013, representatives of Novacap advised representatives of Sagent verbally that it was interested in acquiring Dialogic, based on an enterprise value of $42.5 million for Dialogic (and an equity value for Dialogic of $34.0 million, net of amounts outstanding under the Revolving Credit Agreement and Dialogic’s cash).

On December 28, 2013, representatives of Novacap delivered to representatives of Sagent, on Dialogic’s behalf, a written indication of interest containing the same terms.

On January 7, 2014, Dialogic notified Company D that it expected to receive a bid from a third party. Representatives of Company D expressed disappointment but remained interested in pursuing a potential transaction with Dialogic. On that same day, Dialogic granted Novacap access to the virtual data room and Novacap commenced its due diligence review of Dialogic.

On January 8, 2014, representatives of Dialogic, TCP and Novacap, as well as representatives of Sagent, Sheppard Mullin and Schulte Roth & Zabel LLP, counsel to TCP (“SRZ”), held a telephonic meeting to discuss the acquisition structure for the potential transaction.

On January 9, 2014, the Special Committee held a telephonic meeting at which Messrs. Cook, Goldberg, Housefather and Dennerlein, as well as representatives from Sagent and Sheppard Mullin, were present. At the meeting, management updated the Special Committee regarding strategic developments since the December 12, 2013 meeting of the Board, including the following:

•	management expected Novacap to make a proposal based on a deemed enterprise value of Dialogic of $42.5 million with a letter of intent anticipated by January 13, 2014; in comparison, Company D had proposed a 100% equity buyout proposal at an enterprise value of $35.0 million, before deductions for outstanding amounts under the Revolving Credit Agreement, other liabilities and transaction expenses; and

•	after exclusivity with Company D had expired, Sagent, on behalf of Dialogic, engaged (and re-engaged) with certain parties with the following results: (i) Company A offered to operate Dialogic’s business but did not want to pursue an acquisition; (ii) Company G deferred a face-to-face meeting, with unclear intentions, on account of competitive concerns; and (iii) Company H evaluated Dialogic but determined it was not a good fit.

Management also discussed Novacap and its background, noting that Novacap was focused on revenue growth and EBITDA expansion as compared to maximizing profitability via existing product lines. During the meeting, the Special Committee emphasized the importance of ensuring that minority stockholders of Dialogic were treated fairly as part of any transaction.

On January 13, 2014, Mr. Goldberg held a telephonic meeting with representatives of Company H to attempt to renew discussions regarding a potential strategic transaction with Dialogic. There was no further communication from Company H following this meeting.

On January 14, 2014, Novacap provided to Mr. Housefather a draft letter of intent (“1/14/2014 LOI”) and a draft exclusivity agreement (“1/14/2014 EA”) relating to a proposed acquisition of Dialogic. Under the 1/14/2014 LOI (among other terms):

•	Novacap would purchase all outstanding shares of Dialogic for a purchase price to be determined;

•	TCP and affiliated funds would cancel or exchange all outstanding debt under the Term Loan Agreement, and would sign an agreement to support the transaction;

•	all options and other equity interests in Dialogic would be cancelled at closing without compensation to the holders thereof;

•	following the contemplated transactions, Novacap, on the one hand, and TCP and affiliated funds, on the other hand, would own 55% and 45% of the participation interests, respectively, in the entity to be created by Novacap for purposes of acquiring Dialogic (referred to as “Acquisico”);

•	certain key employees would execute employment agreements concurrently with the execution of a definitive Merger Agreement;

•	the Merger Agreement would contain mutually acceptable representations, warranties, indemnification provisions and closing conditions, as well as no-shop provisions and provisions regarding break-up fees payable by Dialogic; and

•	as closing conditions (among others), (i) shareholders representing 90% or more of outstanding shares of Dialogic will have tendered their shares or voted in favor of the transaction, (ii) more than 50% of shares held by minority stockholders will have tendered their shares or voted in favor of the transaction (such condition, the “majority of the minority condition”); and (iii) stockholders exercising appraisal rights, if any, in connection with the transaction, would hold no more than 5% of outstanding shares (such condition, the “appraisal rights condition”).

The final structure of the potential transaction would be established following completion of due diligence and consultation with Novacap’s legal and tax advisors. The exclusivity agreement would provide for a 30-day exclusivity period, subject to an automatic 30-day extension if Novacap were to advise Dialogic and TCP that Novacap was still interested in proceeding with the proposed transaction at the end of the initial 30-day period.

On January 15, 2014, Mr. Housefather provided to Novacap certain proposed revisions to the 1/14/2014 LOI, including the following:

•	the purchase price would be equal to $42.5 million (the proposed enterprise value for Dialogic), subject to deductions equal to “net debt” (undefined) at closing;

•	Novacap would pay an amount in cash equal to 55% of the purchase price at the closing, a portion of which would be allocated to Dialogic’s stockholders (including TCP and affiliated funds) and would be paid through a tender offer, and the balance of which would be paid to the Tennenbaum Funds in consideration for the cancellation of outstanding debt under the Term Loan Agreement;

•	key employees would not be required to execute employment agreements in connection with the execution of the Merger Agreement;

•	the closing condition related to Acquisico acquiring 90% or more of outstanding shares could be satisfied either through a top-up option or through the conversion of outstanding debt under the Term Loan Agreement into shares of Dialogic common stock (which shares would thereafter be sold to Acquisico);

•	the majority of the minority condition would be included in the Merger Agreement only to the extent required by the Board or the Special Committee; and

•	the Merger Agreement would not contain indemnification provisions or the appraisal rights condition.

Concurrently therewith, Mr. Housefather provided to Novacap proposed revisions to the 1/14/2014 EA, particularly that the exclusivity period would last only until the earlier to occur of (i) January 31, 2014 or (ii) the date on which Novacap proposed terms different in any material respect than the terms set forth in the letter of intent to be signed by the parties, which period Dialogic and TCP would reasonably agree to extend to February 15, 2014 if due diligence and transaction documents have progressed to their reasonable satisfaction as of January 31, 2014.

On January 15 and 16, 2014, representatives of Novacap held in-person meetings with Dialogic’s management team and representatives of Sagent at which the parties discussed Dialogic’s proposed revisions to the 1/14/2014 LOI and 1/14/2014 EA and related items.

On January 24, 2014, Novacap provided to Mr. Housefather a revised letter of intent (“1/24/2014 LOI”). Under the 1/24/2014 LOI (among other terms):

•	the purchase price would be equal to $42.5 million (the proposed enterprise value for Dialogic), subject to deductions equal to “Net Debt” as of the date of the Merger Agreement;

•	“Net Debt” would mean the aggregate of all debt (excluding debt outstanding under the Term Loan Agreement), including, without limitation, all bank and term debt, prepayment penalties, outstanding checks, capital leases, income taxes payable, mark-to-market value of any derivative instruments, guarantees, letters of credit, performance bonds, bid bonds or other sureties of any kind or nature and reserve for restructuring and transaction costs, net of any cash;

•	Novacap would pay an amount in cash equal to 75% of the purchase price at the closing, a portion of which would be allocated to Dialogic’s stockholders (including TCP and affiliated funds) and purchased through a tender offer, and the balance of which would be paid to the Tennenbaum Funds in consideration for the cancellation of outstanding debt under the Term Loan Agreement;

•	following the contemplated transactions, Novacap, on the one hand, and TCP and affiliated funds, on the other hand, would own 75% and 25% of the participation interests, respectively, in Acquisico;

•	the purchase price would be adjusted for any working capital excess or shortfall, if any, on a dollar-for-dollar basis based on a target working capital amount (to be determined) as of the date of signing of the Merger Agreement; and

•	the Merger Agreement would contain the majority of the minority condition and the appraisal rights condition.

The 1/24/2014 LOI otherwise had the same material terms as the 1/14/2014 LOI, with the proposed revisions provided by Mr. Housefather on January 15, 2014.

Concurrently therewith, Novacap provided to Mr. Housefather a revised exclusivity agreement (the “1/24/2014 EA”) which was substantially the same as the 1/14/2014 EA except that “January 31, 2014” was replaced with 45 days after the signing of the letter of intent.

On January 27, 2014, representatives of Dialogic had telephone conversations with representatives of Novacap regarding the 1/24/2014 LOI, particularly with respect to the formula for calculating the purchase price, the amount of the purchase price to be paid in cash at closing and, related thereto, the Acquisico equity split between Novacap and TCP.

On January 28, 2014, Novacap provided to Mr. Housefather a revised definition of “Net Debt” for the letter of intent, and also informed Mr. Housefather that Novacap desired for the target working capital amount to be $13.0 million.

On January 29, 2014, representatives of Dialogic, Novacap and Sagent held a telephonic meeting at which the parties discussed the letter of intent and issues pertaining thereto, including the proposed working capital adjustment, definition of “Net Debt” and deferred revenue.

On February 4, 2014, Novacap provided to Mr. Vig a revised letter of intent (the “2/4/2014 LOI”). Under the 2/4/2014 LOI (among other terms):

•	the purchase price would be equal to $36.0 million (the revised proposed enterprise value for Dialogic), subject to deductions equal to “Net Debt” as of the date of the Merger Agreement;

•	with respect to the definition of “Net Debt,” (i) accrued and unpaid interest would be included in such definition, (ii) the reserve for restructuring and transaction costs would be deleted from such definition, (iii) restricted cash would be excluded from cash in such definition and (iv) the numbers for calculating “Net Debt” would be based on Dialogic’s balance sheet as of December 31, 2013, assuming no additional costs and expenses outside of the ordinary course of business;

•	deferred revenue, up to $2.0 million of Dialogic’s costs related to the proposed transaction (“transaction costs”) and the loss of the portion of the NOLs in connection with the cancellation of outstanding debt under the Term Loan Agreement would not be deducted in calculating the purchase price;

•	Novacap would pay 100% of the purchase price in cash at the closing, a portion of which would be allocated to Dialogic’s stockholders (including TCP and affiliated funds) and purchased through a tender offer, and the balance of which would be paid to the Tennenbaum Funds in consideration for cancellation of outstanding debt under the Term Loan Agreement;

•	the purchase price would not be subject to an adjustment based on working capital; and

•	following the contemplated transactions, TCP and affiliated funds would own no participation interest in Acquisico (i.e., Novacap would own Acquisico 100%).

The 2/4/2014 LOI otherwise had the same material terms as the 1/24/2014 LOI.

On February 6, 2014, representatives of TCP and Novacap held telephonic meetings to discuss the 2/4/2014 LOI.

On February 7, 2014, Mr. Housefather provided to Novacap certain proposed revisions to the 2/4/2014 LOI, including the following:

•	with respect to the definition of “Net Debt,” (i) restricted cash would be included in the definition of cash, (ii) income taxes payable would be excluded, (iii) only prepayment penalties payable as a result of the contemplated transactions would be included, (iv) the numbers for calculating “Net Debt” would not be based on Dialogic’s balance sheet as of December 31, 2013 (but instead would be based on Dialogic’ balance sheet as of the date of the Merger Agreement), and (v) up to $2.0 million of transaction costs incurred by Dialogic prior to signing the Merger Agreement would be included as cash for purposes of calculating “Net Debt”;

•	the Merger Agreement would not contain the majority of the minority condition or the appraisal rights condition; and

•	the Merger Agreement would contain no financing condition.

Concurrently therewith, Mr. Housefather provided to Novacap certain proposed revisions to the 1/24/2014 EA, particularly that the exclusivity period would last only until the earlier to occur of (i) 30 days following the signing of the letter of intent (as compared to 45 days) or (ii) the date on which Novacap proposes terms different in any material respect than the terms set forth in the letter of intent to be signed by the parties, which period Dialogic and TCP would reasonably agree to extend by an additional 15 days if due diligence and transaction documents have progressed to their reasonable satisfaction as of the end of the initial exclusivity period.

On February 10, 2014, Novacap provided to Mr. Housefather a revised letter of intent (the “2/10/2014 LOI”). Under the 2/10/2014 LOI (among other terms):

•	with respect to the definition of “Net Debt,” (i) the numbers for calculating “Net Debt” would be based on either (1) Dialogic’s balance sheet as of December 31, 2013 (with no working capital adjustment) or (2) as of the date of the Merger Agreement (with a working capital adjustment), (ii) income taxes payable would be included, net of income taxes receivable (if positive), (iii) cash would include restricted cash related to letters of credit or performance bonds already computed in the calculation of “Net Debt” or specifically related to an obligation already included in the calculation of “Net Debt” and (iv) cash would not include any transaction costs incurred by Dialogic prior to signing the Merger Agreement;

•	the Merger Agreement would contain the majority of the minority condition if reasonably required by the Board or the Special Committee; and

•	the Merger Agreement would contain the appraisal rights condition.

The 2/10/2014 LOI otherwise had the same material terms as the 2/4/2014 LOI. Novacap also informed Mr. Housefather that Novacap wanted a 60-day initial exclusivity period under the exclusivity agreement.

On February 14, 2014, Mr. Vig and Novacap continued discussions related to the potential transaction and Novacap requested an extension of exclusivity. TCP was agreeable to a 45-day initial exclusivity period (30 days with a mutual 15 day extension).

On February 18, 2014, the Special Committee held a telephonic meeting at which Messrs. Cook, Goldberg, Housefather and Dennerlein, as well as representatives of Sagent and Sheppard Mullin, were present. At the meeting, Messrs. Cook and Goldberg updated the Special Committee regarding negotiations with Novacap, noting that (i) in an effort to identify the best value for Dialogic and its stockholders, representatives of Dialogic and Sagent had spoken to over 70 parties (including four new parties in January 2014), (ii) following extensive negotiations, the proposed transaction with Novacap remained superior to the proposal from Company D and (iii) Dialogic was working with TCP to finalize the terms of a letter of intent with Novacap to submit to the Special Committee for approval. Management also discussed with the Special Committee customer concerns regarding Dialogic’s outstanding debt and reiterated the need to eliminate the debt under the Term Loan Agreement.

On that same day, the Board held a telephonic meeting at which Messrs. Goldberg, Housefather and Dennerlein, as well as representatives from Sagent and Sheppard Mullin, were present. At the meeting, Mr. Goldberg updated the Board regarding the matters discussed with the Special Committee earlier that day, including an update regarding negotiations with Novacap and a comparison of the various proposals received by Novacap to date.

On February 21, 2014, Mr. Vig and Novacap held further discussions related to the potential transaction including a discussion related to Novacap’s preference of a 60-day initial exclusivity period.

On February 25, 2014, Novacap provided to Mr. Housefather a revised letter of intent (the “2/25/2014 LOI”), which reflected the terms of the counterproposal provided the previous day. Under the 2/25/2014 LOI:

•	with respect to the definition of “Net Debt,” (i) the calculations for “Net Debt” would be based on Dialogic’s balance sheet as of December 31, 2013, assuming no additional costs and expenses out of the ordinary course of business, (ii) income taxes payable would be excluded and (iii) company transaction costs exceeding $2.1 million would be included; and

•	the purchase price would not be subject to a working capital adjustment.

The 2/25/2014 LOI otherwise had the same material terms as the 2/10/2014 LOI.

On February 27, 2014, Mr. Housefather provided to Novacap proposed revisions to the 2/25/2014 LOI, including the following:

•	outstanding checks, capital leases and the mark-to-market value of any derivative instruments would be excluded from the definition of “Net Debt”;

•	the price per share to be paid to Dialogic’s stockholders, including the minority stockholders, would not be determined in the letter of intent, but instead would be determined subsequently after further negotiation with the Special Committee; and

•	the Merger Agreement would contain the appraisal rights condition only to the extent reasonably required by Novacap.

On February 28, 2014, representatives of Dialogic, TCP and Novacap held a telephonic meeting to discuss the 2/25/2014 LOI and the proposed revisions thereto provided by Mr. Housefather on February 27, 2014. Representatives of Goodwin Procter LLP, counsel to Novacap (“Goodwin Procter”), and SRZ, were also present at the meeting.

On March 3, 2014, Novacap provided to Mr. Housefather a revised letter of intent (the “3/3/2014 LOI”) which provided that outstanding checks, capital leases and the mark-to-market value of any derivative instruments would be included in the definition of “Net Debt,” but otherwise had the same material terms as the 2/25/2014 LOI. Concurrently therewith, Novacap provided to Mr. Housefather a revised exclusivity agreement (the “3/3/2014 EA”), which provided that the exclusivity period would last only until the earlier to occur of (i) 45 days following the signing of the letter of intent (as compared to 30 days) or (ii) the date on which Novacap proposes terms different in any material respect than the terms set forth in the letter of intent to be signed by the parties, which period Dialogic and TCP would reasonably agree to extend by an additional 15 days if due diligence and transaction documents have progressed to their reasonable satisfaction as of the end of the initial exclusivity period.

On March 3, 2014, the Special Committee held a telephonic meeting at which Messrs. Cook, Goldberg and Housefather and a representative of Sheppard Mullin were present. At the meeting, Messrs. Cook and Goldberg updated the Special Committee regarding negotiations with Novacap and anticipated next steps, discussed the 3/3/2014 LOI and the 3/3/2014 EA, and answered questions regarding the foregoing. The Special Committee approved the 3/3/2014 LOI and the 3/3/2014 EA in the forms presented to the committee, together with any changes further negotiated by management, and authorized Dialogic’s officers to execute such documents.

On March 4, 2014, Mr. Housefather provided to Novacap proposed revisions to the 3/3/2014 LOI, including that (i) outstanding checks would be included in the definition of “Net Debt” solely to the extent the outstanding check has not been recorded on the balance sheet as either a decrement to cash or an increment under the Revolving Credit Agreement, (ii) capital leases would be included in the definition of “Net Debt” to the extent in excess of $225,000 and (iii) accrued interest under the loans outstanding under the Term Loan Agreement would be excluded from the definition of “Net Debt.” Novacap agreed to such proposed revisions; and on March 6, 2014, Mr. Duguay provided to Mr. Housefather a revised letter of intent (the “3/10/2014 LOI”), which incorporated such revisions and was dated as of March 10, 2014 (the date on which Novacap expected for its investment committee to approve the document), but otherwise made no changes to the 3/3/2014 LOI.

On March 10, 2014, Dialogic, TCP and Novacap executed the non-binding 3/10/2014 LOI and an exclusivity agreement substantially equivalent to the 3/3/2014 EA. Following the execution of the non-binding 3/10/2014 LOI, Novacap conducted extensive management, financial, and legal due diligence up until the execution of the Merger Agreement and the Exchange Agreement.

On March 13 and 14, 2014, representatives of Novacap held in-person due diligence meetings with representatives of Dialogic regarding all functional areas of Dialogic.

On March 17, 2014, the Special Committee held a telephonic meeting at which Messrs. Cook, Goldberg and Housefather and a representative of Sheppard Mullin were present. Messrs. Goldberg and Housefather updated the Special Committee on discussions with Novacap and their legal representatives. A representative of Sheppard Mullin advised the Special Committee regarding the process with respect to the proposed transaction. Following the meeting, the Special Committee further considered whether it would require a majority of the minority stockholders to tender their shares in the contemplated tender offer, and advised Dialogic’s management and TCP that it would not do so because of the risk to closing and uncertainty that would result.

On March 22, 2014, representatives of Sheppard Mullin delivered to representatives of Goodwin Procter and SRZ an initial draft of the form of Support Agreement to be signed by certain of Dialogic’s larger stockholders (not including TCP or its affiliates) pursuant to which such stockholders would agree to tender their Dialogic shares in the contemplated tender offer and otherwise to support the contemplated transactions.

On March 25, 2014, representatives of TCP informed Mr. Goldberg that TCP would be recommending a price of $0.05 per Share in the proposed transaction with Novacap, with the balance of proceeds going to repay outstanding debt held by the Tennenbaum Funds under the Term Loan Agreement.

On March 26, 2014, the Special Committee held a telephonic meeting at which Messrs. Cook, Goldberg and Housefather, as well as representatives of Sagent and Sheppard Mullin, were present. At the meeting, Dialogic’s management reviewed with the Special Committee TCP’s desire to recover $28.1 million in the proposed transaction with Novacap , which would lead to a price of $0.05 per Share (including Shares held by TCP and its affiliates) and the balance going to the Tennenbaum Funds in payment of outstanding debt under the Term Loan Agreement. After discussion, the Special Committee determined to contact TCP in an attempt to negotiate a higher price per Share for minority stockholders.

On that same day, the Board held a telephonic meeting at which Messrs. Goldberg, Dennerlein and Housefather and a representative of Sagent were present. At the meeting, the Board received an updated from management and the Special Committee regarding the following items: (i) the terms of the proposed transaction with Novacap (and related time schedule); (ii) Novacap’s due diligence concerns regarding Dialogic; (iii) TCP’s desire to receive $28.1 million in exchange for its debt and equity holdings (roughly $0.37 on the dollar); (iv) Novacap’s net enterprise value of $28.4 million for Dialogic which, net of consideration to TCP and its affiliates of $28.1 million, would yield a price per share to minority stockholders of $0.05 per Share (roughly $0.4 million in the aggregate); (v) the determination of the Special Committee to negotiate with TCP to obtain a higher price per Share for minority stockholders; and (vi) the factors considered by the Special Committee in evaluating the consideration to be paid to Dialogic’s stockholders in the proposed transaction with Novacap.

On March 28, 2014, Dialogic entered into a Fourth Amendment to the Term Loan Agreement with Obsidian and the Tennenbaum Funds pursuant to which the minimum Adjusted EBITDA financial covenant in the Term Loan Agreement became inapplicable. Concurrently therewith, Dialogic entered into a Twenty-Second Amendment to the Revolving Credit Agreement pursuant to which the Revolving Credit Agreement was amended, among other things, to modify the minimum Adjusted EBITDA financial covenant and postpone its application until the twelve-month period ending on March 31, 2015.

On April 2, 2014, representatives of Novacap held in-person meetings with Messrs. Cook, Dennerlein and other members of Dialogic’s management team at which Dialogic representatives presented to Novacap regarding the business and answered questions regarding various due diligence items.

On April 3, 2014, Mr. Vig notified the Special Committee that, with respect to the contemplated Novacap transaction, TCP was willing to reduce the proceeds payable to the Tennenbaum Funds under the Term Loan Agreement from $28.1 million to $27.3 million, which accordingly would yield a price of $0.15 per Share to Dialogic’s stockholders (as compared to $0.05 per Share).

On April 4, 2014, representatives of Goodwin Procter delivered to Dialogic, Sheppard Mullin, TCP and SRZ for review and comment, in the interests of time, the initial draft of the representations and warranties section of the upcoming Merger Agreement draft.

On April 9, 2014, representatives of SRZ distributed an initial draft of the Exchange Agreement.

On that same day, Mr. Housefather delivered to representatives of Novacap and Goodwin Procter proposed revisions to the representations and warranties section of the Merger Agreement delivered on April 4, 2014; thereafter, representatives of Dialogic and Novacap held a telephonic meeting to discuss the proposed revisions.

On April 10, 2014, the Special Committee held a telephonic meeting at which Messrs. Cook, Goldberg and Housefather, as well as representatives from Sheppard Mullin and Sagent, were present. At the meeting, the Special Committee advised that, following extensive discussions with TCP, TCP would agree to support the contemplated transaction with Novacap for proceeds of $27.3 million (compared to $28.1 million), which would yield a price of $0.15 per Share for stockholders (compared to $0.05 per Share). The Special Committee, in consideration of Dialogic’s outstanding debt, the impending maturity of such debt and other factors, then approved proceeding with a transaction at a price of $0.15 per Share for stockholders in the Novacap transaction, subject to final approval.

On April 11, 2014, Mr. Housefather delivered to representatives of Novacap, Goodwin Procter, TCP and SRZ a revised version of the Exchange Agreement with Dialogic’s comments. On April 12, 2014, the parties agreed that the Series D-1 Preferred Share would not be tendered in the tender offer; rather, TCP would cause the Series D-1 Preferred Share to be redeemed effective as of the closing of the merger.

On April 14, 2014, representatives of Dialogic (Messrs. Cook, Dennerlein, Goldberg and Crank) held an in-person meeting with Novacap’s partnership and leadership team at which they presented regarding Dialogic’s business, strategy and prospects.

On April 17, 2014, representatives of Goodwin Procter distributed a revised draft of the form of Support Agreement and a revised version of the representations and warranties section of the upcoming draft of the

Merger Agreement; and on April 18, 2014, the parties agreed that the form of Support Agreement was substantially complete.

On April 21, 2014, representatives of Goodwin Procter distributed to Dialogic, Sheppard Mullin, TCP and SRZ an initial draft of the Merger Agreement and a revised draft of the Exchange Agreement.

On April 24, 2014, Mr. Tremblay delivered to Mr. Vig a memorandum discussing certain items identified by Novacap during the due diligence process which Novacap believed should be treated as debt and therefore reduce the purchase price payable to the Tennenbaum Funds under the Exchange Agreement; thereafter, representatives of Novacap and TCP had several additional conversations regarding the purchase price and potential adjustments.

On April 28, 2014, as due diligence and the transaction documents had progressed to the reasonable satisfaction of the parties (in accordance with 3/10/2014 EA), Dialogic, TCP and Novacap entered into a First Amendment to Letter Agreement (effective as of April 24, 2014) under which the exclusivity period was extended by 15 days to May 9, 2014.

On April 28, 2014, Novacap delivered to Mr. Goldberg a proposed acquisition structure prepared by Ernst & Young LLP (“E&Y”), Novacap’s tax advisors.

On April 30, 2014, Mr. Housefather delivered to Novacap and Goodwin Procter a revised mark-up of the representations and warranties section of the Merger Agreement as well as an initial draft of the “Company Disclosure Letter” as contemplated by the Merger Agreement. On that same day, representatives of SRZ distributed to representatives of Novacap and Goodwin Procter a revised draft of the Exchange Agreement.

On May 1, 2014, Mr. Housefather distributed to Novacap and Goodwin Procter a revised version of the Merger Agreement. Following such distribution and up through June 23, 2014, representatives of Dialogic, TCP, Novacap, Goodwin Procter, Sheppard Mullin and SRZ held multiple telephonic meetings to discuss the open legal and business issues under both the Merger Agreement and the Exchange Agreement, and circulated various lists of open legal and business issues which summarized the parties’ positions in an effort to reach agreement on all material open issues before Novacap and Goodwin Procter distributed the next drafts of the Merger Agreement and the Exchange Agreement. In particular, the parties extensively discussed and negotiated the following items (among many others):

•	Novacap’s remedies against Dialogic, and Dialogic’s remedies against Novacap, in the event that the Merger Agreement is terminated or breached under certain circumstances, including:

•	the termination fee and other reimbursement amounts payable by Dialogic under various scenarios and the timing of such payment(s), and whether TCP and its affiliated funds would guarantee such amounts;

•	the ability of each party to sue for damages and specific performance in the event of a breach of the Merger Agreement by the other party; and

•	the extent to which Novacap’s claims for damages against Dialogic under the Merger Agreement (including with respect to the termination fee) would be senior to the claims of the Tennenbaum Funds under the Term Loan Agreement in respect of outstanding debt.

•	deal protection provisions in the Merger Agreement, including with respect to the Board’s ability to cause Dialogic to terminate the Merger Agreement and pursue a “superior offer” (as defined in the Merger Agreement), and Novacap’s ability to match any such offers (and the timetables for doing so);

•	pre-closing covenants and closing conditions related to appraisal rights and other litigation that might arise from the transactions contemplated by the Merger Agreement;

•	restructuring actions to be completed by Dialogic prior to the closing of the tender offer;

•	pre-closing operating covenants of Dialogic, deviations from which would require Novacap’s reasonable consent;

•	items that would be considered “transaction costs” under the Exchange Agreement, which amounts would be deducted from the total consideration to be paid to the Tennenbaum Funds to the extent they exceeded a certain negotiated threshold;

•	circumstances under which the Exchange Agreement may be terminated;

•	Dialogic’s representations and warranties in the Merger Agreement, and the extent to which they may be qualified by information disclosed in Dialogic’s SEC filings;

•	whether Dialogic’s representations and warranties would survive the closing, and also whether TCP would be required to indemnify Novacap for any breaches thereof; and

•	mechanics surrounding the tender offer contemplated by the Merger Agreement, including the circumstances under which the tender offer would be extended.

During this time, the parties also discussed and agreed upon proposed changes to the acquisition structure, including changes based on the input from the E&Y.

On May 8, 2014, the Special Committee held a telephonic meeting at which Messrs. Cook, Goldberg, Dennerlein and Housefather, as well as representatives from Sheppard Mullin and Sagent, were present. At the meeting, Messrs. Goldberg and Housefather reviewed the timeline of due diligence for the proposed Novacap transaction, the status of the Merger Agreement and Exchange Agreement and open business issues. The Special Committee also approved an extension of the exclusivity period for a one-week period.

On May 10, 2014, the exclusivity period under the First Amendment to Letter Agreement, as amended, expired.

On May 14, 2014, the Board held a telephonic meeting at which Messrs. Goldberg, Dennerlein and Housefather were present. At the meeting, Mr. Goldberg reviewed with the Board the status of negotiations regarding the Merger Agreement and the Exchange Agreement, including (i) that the exclusivity period had expired on May 10, 2014, (ii) that the deal was priced at a net enterprise value of $28.4 million (with $1.1 million, or $0.15 per Share, to be paid to minority stockholders), (iii) that the Tennenbaum Funds would convert into Shares a sufficient amount of outstanding debt under the Term Loan Agreement to ensure satisfaction of the minimum tender condition, (iv) the key legal and business issues (including break-up fees and specific performance, closing conditions related to transaction litigation, debt exchange mechanics, items comprising transaction costs and open tax and operational concerns) and (v) the anticipated timeline for signing definitive documentation and launching the tender offer. The Board also discussed certain matters relating to the Special Committee, including that (i) the Special Committee worked to identify the best transaction that is reasonably available to Dialogic and its stockholders, (ii) the Special Committee has met regularly with management, outside counsel and Sagent to consider all viable options, (iii) the Special Committee would be asking Sagent to render an opinion as to the fairness, from a financial point of view, of the consideration to be received by the minority stockholders in the transaction and (iv) the Special Committee, subject to and based on its work, would then likely recommend the proposed transaction with Novacap to the Board for approval.

On May 21, 2014, Novacap delivered to representatives of TCP, SRZ, Dialogic and Sheppard Mullin a proposed Second Amendment to Letter Agreement which would extend the exclusivity period to June 6, 2014 (which document was never signed).

On May 22, 2014, the Special Committee held a telephonic meeting at which Messrs. Cook, Housefather and Dennerlein and a representative from Sheppard Mullin were present. At the meeting, (i) management discussed with the Special Committee the open legal and business issues under the Merger Agreement and

Exchange Agreement and (ii) the Special Committee authorized Dialogic to execute an amendment to the letter of intent to extend the Novacap exclusivity period to June 6, 2014.

On June 8, 2014, Novacap delivered to Dialogic, Sheppard Mullin and TCP proposed a Second Amendment to Letter Agreement signed by Novacap that would extend the exclusivity period to June 20, 2014.

On June 11, 2014, Dialogic, TCP and Novacap entered into (effective as of June 7, 2014) a Second Amendment to Letter Agreement under which the exclusivity period was extended to June 20, 2014.

On June 14, 2014, representatives of Goodwin Procter delivered to Dialogic, Sheppard Mullin, TCP and SRZ a summary of proposed pre- and post-closing restructuring actions, as well as a step-by-step summary of the proposed acquisition structure, in each case prepared in consultation with E&Y.

On June 16, 2014, Novacap delivered to Dialogic, Sheppard Mullin, TCP and SRZ proposed actions related to the pre-closing settlement of Dialogic’s intercompany loans and payables.

On June 17, 2014, representatives of Novacap, Goodwin Procter, Dialogic, Sheppard Mullin, TCP and SRZ held a telephonic meeting at which the parties discussed the pre- and post-closing restructuring actions, pre-closing settlement of Dialogic’s intercompany loans and payables and the acquisition structure proposed by Novacap. On that same day, representatives of Goodwin Procter delivered to Dialogic and Sheppard Mullin initial drafts of the Equity Commitment Letter and the Limited Guarantee.

On June 19, 2014, representatives of Sheppard Mullin delivered to Goodwin Procter revised drafts of the Equity Commitment Letter and Limited Guarantee, which contained cumulative comments from Dialogic, TCP and SRZ.

On June 20, 2014, the exclusivity period under the Second Amendment to Letter Agreement expired.

On June 23, 2014, representatives of Goodwin Procter delivered to Dialogic, Sheppard Mullin, TCP and SRZ revised drafts of the Merger Agreement, Exchange Agreement, Equity Commitment Letter and Limited Guarantee.

On June 24, 2014, Mr. Housefather delivered to Novacap and Goodwin Procter a revised mark-up of the representations and warranties section of the Merger Agreement. On that same day, Mr. Goldberg delivered to Novacap and Goodwin Procter proposed revisions to the definition of “transaction costs” in the Exchange Agreement, as well as a spreadsheet calculating the component parts thereof.

On June 25, 2014, Dialogic, TCP and Novacap entered into (effective as of June 23, 2014) a Third Amendment to Letter Agreement under which the exclusivity period was extended to July 7, 2014, which was approved by the Special Committee in an action by unanimous written consent following discussion with Dialogic management.

On that same day, representatives of Goodwin Procter delivered to Dialogic, Sheppard Mullin, TCP and SRZ a revised mark-up of the representations and warranties section of the Merger Agreement.

On July 5, 2014, Mr. Housefather delivered to Novacap and Goodwin Procter a chart outlining open issues in the Merger Agreement, Exchange Agreement, Equity Commitment Letter and Limited Guarantee.

On July 9, 2014, Dialogic, TCP and Novacap entered into (effective as of July 7, 2014) a Fourth Amendment to Letter Agreement under which the exclusivity period was extended to July 21, 2014, which was approved by the Special Committee in an action by unanimous written consent following discussion with Dialogic management.

On that same day, representatives of Dialogic, TCP, Novacap, Sheppard Mullin, Goodwin Procter and SRZ held a telephonic meeting at which open issues in the Merger Agreement, Exchange Agreement, Equity Commitment Letter and Limited Guarantee were discussed. Later that day, representatives of Sheppard Mullin distributed an updated chart outlining agreed-upon resolutions for previous open issues as well as issues that remained open.

On July 10, 2014, Novacap delivered to Dialogic, Sheppard Mullin, TCP and SRZ an updated set of proposed actions related to the pre-closing settlement of Dialogic’s intercompany loans and payables.

From July 10, 2014 to July 25, 2014, representatives of TCP and Novacap held several telephonic meetings and exchanged correspondence regarding, among other things, issues related to transaction cost thresholds under the Exchange Agreement and the closing condition regarding transaction litigation set forth in the Merger Agreement.

On July 25, 2014, Dialogic, TCP and Novacap entered into (effective as of July 21, 2014) a Fifth Amendment to Letter Agreement under which the exclusivity period was extended to August 4, 2014, which was approved by the Special Committee in an action by unanimous written consent following discussion with Dialogic management.

From July 25 to August 3, 2014, representatives of Goodwin Procter, Sheppard Mullin, SRZ, Dialogic, TCP and Novacap exchanged multiple drafts of the Merger Agreement, the Exchange Agreement, the Equity Commitment Letter and the Limited Guarantee, as well as all the exhibits and schedules thereto, circulated various lists of open legal and business issues which summarized the parties’ positions and also held numerous telephone calls and exchanged numerous emails regarding such documents and related issues.

On August 1, 2014, Mr. Housefather distributed to Novacap a draft commitment letter from Wells Fargo (the “August 2014 Commitment Letter”) related to a new $14.0 million senior secured revolving credit facility to be entered into in connection with the Merger, which facility would replace the existing credit facility under the Revolving Credit Agreement and would have a maturity date of March 15, 2015. Under the August 2014 Commitment Letter, Wells Fargo would also consent to certain transactions contemplated by the Merger Agreement and the Exchange Agreement scheduled to occur before the closing of the Merger, on the terms and subject to the conditions set forth therein. From August 1 to August 6, 2014, representatives of Goldberg Kohn Ltd., counsel to Wells Fargo (“Goldberg Kohn”), Davis Wright Tremaine LLP, special finance counsel to Dialogic (“DWT”), Goodwin Procter, Sheppard Mullin, SRZ, Wells Fargo, Dialogic, TCP and Novacap exchanged multiple drafts of the August 2014 Commitment Letter and also held numerous telephone calls and exchanged numerous emails regarding the August 2014 Commitment Letter and related issues. On August 7, 2014, Dialogic executed the August 2014 Commitment Letter. On August 8, 2014, Wells Fargo delivered a countersigned copy of the August 2014 Commitment Letter.

On August 2, 2014, representatives of TCP, Novacap, Goodwin Procter and SRZ held a telephone call to discuss open issues in the Merger Agreement and Exchange Agreement, including issues in connection with the purchase price adjustment and closing conditions related to appraisal rights and other litigation that might arise from the transactions contemplated by the Merger Agreement.

On August 11, 2014, representatives of Goodwin Procter delivered to TCP and SRZ a revised proposal with respect to the open issues discussed on the August 2, 2014 telephone call among the parties.

On August 13, 2014, the Board held a telephonic meeting at which Messrs. Housefather, Dennerlein and Goldberg were present. At the meeting, management provided an update on the proposed transaction with Novacap. Mr. Jones, as Chair of the Special Committee, discussed certain conditions required by the Special Committee in connection with a closing of the proposed transaction. Mr. Jones also expressed the Special Committee’s desire for certainty in connection with any closing of the proposed transaction and reluctance towards agreeing to any litigation closing condition. The Board also discussed potential bonuses to be paid to Dialogic’s management team in connection with any proposed transaction to facilitate retention.

On August 15, 2014, following discussions between Novacap and TCP, representatives of Goodwin Procter delivered a further revised proposal with respect to the open issues discussed on the August 2, 2014 telephone call, to SRZ, TCP, Sheppard Mullin and Dialogic.

On August 19, 2014, Mr. Tremblay delivered to Mr. Vig a revised analysis of the purchase price calculation which contemplated an increased enterprise value of $38.7 million for Dialogic.

On August 20, 2014, Mr. Vig delivered to Novacap TCP’s responses and comments on the outstanding matters in connection with the proposed transaction and each of the transaction documents. In particular, TCP noted that Novacap should assume all costs of litigation, including appraisal litigation.

On August 21 and 26, 2014, the Compensation Committee of the Board held a meeting at which Mr. Housefather and Mr. Cook were present. Representatives of Sheppard Mullin were also present at the August 21, 2014 meeting. At the meeting, management reviewed the recommendations related to certain proposed retention agreements between Dialogic and each of Mr. Cook, Mr. Dennerlein and Mr. Housefather as well as certain other members of Dialogic’s management team (the “retention agreements”), given the importance of securing their employment with Dialogic irrespective of the type of strategic option chosen by the Board for Dialogic.

On August 28, 2014, the Special Committee and the Board held meetings at which Mr. Housefather, Mr. Cook, Mr. Goldberg, Mr. Dennerlein, Mr. Vig and representatives of Sheppard Mullin were present. At the Special Committee meeting, the Special Committee reviewed and discussed the advantages and disadvantages of converting Dialogic from a publicly traded company into a private entity (“going private”) and (2) voluntarily causing Dialogic’s shares to cease to be quoted on the OTCQB and subsequently deregistering the shares under the Exchange Act, thus suspending or terminating Dialogic’s public reporting obligations under the Exchange Act (“going dark”), including the effects of each scenario on stockholders. At the Board meeting, (1) the Board approved the retention agreements, drafts of which were provided to the Board prior to the meeting, (2) Mr. Vig provided the Board with an update on the proposed transaction with Novacap, including ongoing discussions between Mr. Vig and Novacap regarding the same and (3) the Board and others present at the meeting discussed the possibility of Dialogic going private or going dark.

On August 29, 2014, Dialogic entered into retention agreements with Mr. Cook, Mr. Dennerlein and Mr. Housefather, in the forms recommended by the Compensation Committee and approved by the Board.

From August 29, 2014 to September 1, 2014, Novacap and TCP held discussions regarding a revised proposal from Novacap with respect to the proposed transaction, pursuant to which (1) the total enterprise value of Dialogic would be increased to $39.4 million and (2) the Tennenbaum Funds would retain $15.0 million in aggregate principal amount of Term Loans which would remain outstanding at closing of the proposed transaction and which would require an amendment to the Term Loan Agreement (the “Proposed Amendment to Term Loan Agreement”). TCP would exchange the remainder of the Term Loans for a combination of cash and stock and tender their shares into the tender offer.

From September 3, 2014 to October 6, 2014, representatives of Novacap, Goodwin Procter, TCP, SRZ, Dialogic, Sheppard Mullin and DWT discussed the terms of the Proposed Amendment to Term Loan Agreement.

On September 6, 2014, representatives of Goodwin Procter distributed revised drafts of the Merger Agreement, Exchange Agreement, Equity Commitment Letter and Limited Guaranty. From September 6, 2014 to September 23, 2014, representatives of Goodwin Procter, Sheppard Mullin, SRZ, Dialogic, TCP and Novacap exchanged multiple drafts of the Merger Agreement, the Exchange Agreement, the Equity Commitment Letter

and the Limited Guarantee, as well as all the exhibits and schedules thereto, and also held numerous telephone calls and exchanged numerous emails regarding such documents and related issues.

On September 10, 2014, because a going private or going dark transaction with TCP was under consideration by Dialogic, the Special Committee entered into a letter agreement and retained Park Jensen Bennett LLP (“Park Jensen”) as special counsel, to advise the Special Committee regarding its fiduciary duties and related matters in connection with Dialogic’s strategic review process.

On September 23, 2014, Mr. Lewin delivered to Mr. Goldberg a revised analysis and calculation of Dialogic’s enterprise value ($39.4 million) and of the allocation of transaction proceeds.

From September 23, 2014 to October 9, 2014, representatives of Goodwin Procter, Sheppard Mullin, SRZ, Dialogic, TCP and Novacap exchanged multiple drafts of the Merger Agreement, the Exchange Agreement, the Equity Commitment Letter and the Limited Guarantee, as well as all the exhibits and schedules thereto, and held multiple telephone calls and exchange multiple emails regarding such documents and related issues.

On October 6, 2014, representatives of TCP, Dialogic and Novacap determined to abandon discussion of the Proposed Amendment to Term Loan Agreement.

On October 8, 2014, representatives of Goldberg Kohn distributed to DWT and Dialogic a draft of the Twenty-Third Amendment to the Revolving Credit Agreement (the “Twenty-Third Amendment”), pursuant to which the Revolving Credit Agreement would be amended, among other things, (1) to set the “Availability Block” at $1.75 million, which amount would reduce the “Borrowing Base” under the Revolving Credit Agreement at all times, and (2) to set the “Maximum Revolver Amount” at $13.0 million (or $12.0 million on and at all times after January 1, 2015). The obligation of the lenders under the Revolving Credit Agreement to advance funds to Dialogic Subsidiary is limited to an outstanding aggregate amount not to exceed the lesser of the Maximum Revolver Amount and the Borrowing Base (in each case less the amount subject to letters of credit then outstanding under the Revolving Credit Agreement).

On October 9, 2014, following discussions between Goldberg Kohn, DWT and Dialogic, Mr. Housefather advised Goldberg Kohn that Dialogic approved the form of the Twenty-Third Amendment.

On October 9, 2014, representatives of Goldberg Kohn distributed to DWT and Dialogic an updated commitment letter (the “October 2014 Commitment Letter”), which would supersede the August 2014 Commitment Letter. The October 2014 Commitment Letter provided that Wells Fargo would agree, in its capacity as agent under the Revolving Credit Agreement, to commit, subject to the terms and conditions of the October 2014 Commitment Letter, (1) to consent to the Offer, the Merger, the Merger Agreement, the Exchange Agreement and the transactions contemplated thereby (including the related change of control), which would otherwise result in events of default under the Revolving Credit Agreement, and (2) to continue to provide financing under the Revolving Credit Facility with a maturity date of March 31, 2015, up to an amount not to exceed $13.0 million and otherwise on the terms set forth in the October 2014 Commitment Letter. Following discussions between Goldberg Kohn, DWT and Dialogic on October 9, 2014 and October 10, 2014, Dialogic agreed to the form of the October 2014 Commitment Letter on October 10, 2014.

On October 9, 2014, the forms of the Merger Agreement, the Exchange Agreement, the Limited Guarantee and the Equity Commitment Letter were finalized.

On October 10, 2014, the Special Committee held a meeting. At the invitation of the Special Committee, representatives from Sheppard Mullin, Sagent and Park Jensen also participated in the meeting. At this meeting, representatives of Park Jensen reviewed the terms of the proposed Merger Agreement and other transaction agreements and again reviewed the fiduciary duties of the Special Committee in consideration of whether to recommend the Merger Agreement and such other agreements. Also at this meeting, representatives of Sagent reviewed with the Special Committee its financial analyses of the $0.15 per Share to be received in the transaction by the holders of Shares and delivered to the Special Committee an oral opinion, which opinion was confirmed by delivery of a written opinion dated October 10, 2014, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the $0.15 per Share to be received in the transaction by the holders of Shares was fair, from a financial point of view, to such holders (other than (1) Novacap and its affiliates, (2) the Tennenbaum Funds and (3) the stockholders signing Support Agreements). Upon completing deliberations, the Special Committee resolved to recommend that the Board approve Dialogic entering into the Merger Agreement with Parent and Sub. At this time, the Special Committee also resolved to recommend that the Board approve Dialogic entering into the Exchange Agreement with Parent, Sub, Dialogic Subsidiary, Obsidian and the Tennenbaum Funds and the Limited Guarantee with Sponsor and the Tennenbaum Funds.

Immediately following the meeting of the Special Committee, the Board met and received the recommendation of the Special Committee. At the invitation of the Board, Sheppard Mullin, Park Jensen and Sagent representatives also participated in the meeting. At the request of the Board, members of the Special Committee communicated the Special Committee’s reasons for its recommendations. Following discussion, the Board, having received the recommendation of the Special Committee and otherwise having completed its deliberations, adopted the resolutions described under “Item 4. The Solicitation or Recommendation—Recommendation of the Board.” The Board voted unanimously in favor of such resolutions, except for Mr. Vig, a director affiliated with the Tennenbaum Funds who recused himself from and abstained from voting on the resolutions as a result of his interest in the Tennenbaum Funds.

Following the meeting of the Board on October 10, 2014, Dialogic entered into (1) the Merger Agreement with Parent and Sub, (2) the Exchange Agreement with Parent, Sub, Dialogic Subsidiary, Obsidian and the Tennenbaum Funds and (3) the Limited Guarantee with Sponsor and the Tennenbaum Funds. Also on that same day, (i) the designated stockholders entered into Support Agreements with Parent and Sub, (ii) Sponsor executed the Equity Commitment Letter in favor of Parent and (iii) Dialogic Subsidiary and Dialogic entered into the October 2014 Commitment Letter and Twenty-Third Amendment with Wells Fargo.

On that same day, a press release was issued announcing the execution of the Merger Agreement and the Exchange Agreement and related transactions.

Reasons for the Board’s Recommendation

In evaluating the Merger Agreement, the Exchange Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Exchange Agreement Transactions, the Special Committee and the Board held several meetings and consulted with Dialogic’s management, financial advisor and legal counsel, and reviewed, evaluated and considered numerous factors and a significant amount of information and data, including the following factors (and not in any particular order):

•	the directors’ views and opinions on the current telecommunications equipment industry;

•	the directors’ understanding of the business, operations, financial condition, earnings and prospects of Dialogic, including the strategy and prospects (as well as the risks involved in achieving these prospects) of Dialogic as an independent entity, including the directors’ views of Dialogic’s potential near- and long-term performance on a stand-alone basis;

•	the competitive industry in which Dialogic competes, including that many competitors have greater resources, financial and otherwise, than Dialogic and the risks involved in maintaining and establishing relationships with vendors and customers if Dialogic continues as an independent entity;

•	the nature of the current economic climate as it relates to Dialogic’s business and operations, both on a historical and a prospective basis;

•	the risks and costs, including public company costs, of Dialogic remaining an independent publicly traded company;

•	the impact of approximately $87.0 million of outstanding term loans owed to the Tennenbaum Funds (managed by TCP) on Dialogic’s financial condition, including the fact that such amounts are currently classified as short-term debt on Dialogic’s balance sheet and Dialogic has no means to repay the loan amounts to the Tennenbaum Funds at their maturity on March 31, 2015;

•	the fact that the Tennenbaum Funds have allowed Dialogic to “PIK” the cash interest payments on outstanding term loans since July 2012;

•	the four amendments to the Term Loan Agreement and the 23 amendments to the Revolving Credit Agreement, which amendments were necessitated in most cases by Dialogic’s failure (or anticipated failure) to meet certain financial covenants under such agreements (and the fact that, absent such amendments, Dialogic would have been in default under such agreements and would not have had sufficient liquidity to operate its business);

•	the directors’ views regarding whether Dialogic’s current cash resources, together with anticipated cash flows from Dialogic’s operating activities, will be sufficient (i) to fund Dialogic’s operations for the near term and (ii) to fund repayment of Dialogic’s outstanding indebtedness when it becomes due;

•	the fact that, following the Offer, the Merger, the Exchange Agreement Transactions and the other transactions contemplated by the Merger Agreement and the Exchange Agreement, the outstanding term loans currently held by the Tennenbaum Funds will be cancelled in full;

•	the fact that currently TCP and its affiliates collectively own approximately 55% of the outstanding Shares;

•	the fact that any strategic transaction involving Dialogic would have to be conducted in a manner that would be acceptable to TCP, because TCP and its affiliates would have the ability to block any strategic transaction that they considered unacceptable due to their significant debt and equity holdings in Dialogic;

•	Dialogic’s unsuccessful attempt in late 2012 to consummate a third party equity financing, and the feedback from Dialogic’s third party advisors that Dialogic’s only viable strategic option that would yield any value to stockholders was a sale of Dialogic;

•	the fact that Dialogic borrowed additional principal of $8.5 million from the Tennenbaum Funds in 2013 because they were the only source of available capital;

•	the fact that between the third quarter of 2011 and the first quarter of 2014, on a trailing twelve month basis, Dialogic’s revenues declined from $210.0 million to $127.0 million, Dialogic’s cash position declined from $8.9 million to $4.1 million, Dialogic failed to earn a net profit in any of such trailing twelve month periods and Dialogic’s accumulated stockholders’ deficit expanded from ($206.2) million to ($313.5) million;

•	the robust process undertaken by the Committee and the Board in evaluating Dialogic’s strategic alternatives (including the solicitation of indications of interest from 86 potential buyers and the indications of interest that were received in connection therewith), and the review and assessment of the possible outcomes of such alternatives, including the possibility of remaining independent, combinations with other merger partners, and the possibility of equity or debt public or private offerings;

•	the fact that Dialogic’s enterprise value, as calculated by various prospective buyers, declined significantly throughout the process because Dialogic’s financial results (i) failed to achieve Dialogic’s internal forecasts and (ii) degraded significantly as compared to prior year results;

•	the directors’ views regarding whether the proposed transaction is more favorable to Dialogic’s stockholders than Dialogic’s alternatives, including remaining as a stand-alone enterprise or filing for insolvency protection;

•	management’s view that customers and vendors were restricting business with Dialogic due to Dialogic’s declining financial results;

•	the certainty in value of the cash consideration to be received by Dialogic’s stockholders in the proposed transaction;

•	the price per Share to be paid to Dialogic’s stockholders in the Offer and the Merger ($0.15 per Share) and the conversion price at which Shares will be issued to the Tennenbaum Funds upon the conversion of certain term loans in the Exchange Transaction ($0.15 per Share) relative to the current and historical trading prices of Dialogic’s common stock, including the fact that such prices were at a significant discount to the per Share bid and ask prices quoted on the OTCQB prior to the announcement of the contemplated transactions;

•	the opinion of Sagent, dated October 10, 2014, to the effect that as of that date and based on and subject to various assumptions and limitations described therein, the $0.15 per Share to be received by the holders of Shares (other than (i) Novacap and its affiliates, (ii) the Tennenbaum Funds and their respective affiliates and (iii) stockholders signing Support Agreements) pursuant to the Merger Agreement is fair to such holders from a financial point of view;

•	Dialogic’s April 2013 delisting from The NASDAQ Global Market, the relative illiquidity of Dialogic’s common stock, and the limited ability for all stockholders to achieve value for their shares in the public market compared to the certain value available to all stockholders in the Offer and/or Merger;

•	the fact that, under the Exchange Agreement, TCP and the Tennenbaum Funds will agree to convert certain outstanding term loans into shares of Dialogic’s common stock in the Exchange Transaction, sell the remaining outstanding term loans at a significant discount to par value in the Sale Transaction, tender all Shares held by them in the Offer and cause the Series D-1 Preferred Share to be redeemed contingent and effective upon the Merger, and are otherwise supportive of the transaction;

•	the fact that the Tennenbaum Funds and certain minority stockholders have signed Support Agreements and also are supportive of the transaction;

•	the advice and financial analyses provided by Sagent;

•	the possibility that Dialogic may be forced into filing for insolvency protection in the absence of a significant transaction;

•	the likelihood that the Offer and the Merger would be completed, based on, among other things (not in any order of importance): (i) the reputation of Parent; (ii) Parent’s ability to fund the merger consideration and complete the transactions; and (iii) the absence of a financing condition to the completion of the Merger;

•	Dialogic’s ability to seek specific performance to prevent breaches of the Merger Agreement and to enforce specifically the terms of the Merger Agreement and Parent’s obligations under the Merger Agreement;

•	the Exchange Agreement entered into by the Tennenbaum Funds and the fact that, following the Exchange Transaction and the completion of the Offer, Parent and its affiliates will own more than 90% of the outstanding shares of Dialogic’s common stock and, accordingly, will be able to effectuate the Merger pursuant to Section 253 of the DGCL without the vote of Dialogic’s stockholders; and

•	the directors’ views regarding whether it would be advisable to condition the Offer and the Merger upon receiving the approval of a majority of Dialogic’s minority stockholders (i.e., stockholders other than TCP, Dialogic’s senior management and their respective affiliates) with respect thereto;

•	the all-cash per share consideration in the Offer and the Merger should provide stockholders with immediate value, in cash, for all of their Shares, avoiding potential long-term business risk, while also providing such stockholders certainty of value for their Shares;

•	the Board’s ability to consider and respond to an unsolicited acquisition proposal or engage in discussions or negotiations with the party making such a proposal;

•	the Board’s ability to withdraw or modify its recommendation with respect to the Offer and the Merger under certain circumstances, and the fact that the Board is permitted to terminate the Merger Agreement under certain circumstances in the event that Dialogic receives a superior proposal;

•	the fact that the transaction is structured as a tender offer so that: (i) the completion of the Offer would likely result in the delivery of the per share consideration more promptly; and (ii) the completion of the Offer to be followed by a second-step merger in which stockholders who do not tender their shares into the Offer will receive the same per share consideration;

•	the Special Committee’s belief that the transaction does not have any significant antitrust risks;

•	the fact that Parent received the Equity Commitment Letter from Sponsor sufficient to pay the aggregate consideration under the Merger Agreement and the Exchange Agreement;

•	the limited number and nature of the conditions to funding set forth in the Equity Commitment Letter, which are aligned in material respects with the conditionality in the Merger Agreement and the Exchange Agreement; and

•	the availability of statutory appraisal rights to holders of Shares who neither tender their Shares into the Offer or vote in favor of the Merger and who comply with all of the procedures required by statute, which rights entitle such holders to seek a judicial appraisal of the fair value of their Shares.

The Special Committee and the Board have also carefully considered and discussed a number of risks, uncertainties and other countervailing factors in its deliberations relating to the Merger Agreement, the Offer, and the Merger, including without limitation, the following factors (and not in any particular order):

•	the Merger will preclude Dialogic’s stockholders and holders of compensatory equity awards from having the opportunity to participate in the future performance of its assets, future earnings growth and future appreciation of the value of the Shares;

•	restrictions on the ability of Dialogic and its representatives (including directors, officers and advisors) to initiate, solicit, propose, knowingly encourage or knowingly facilitate the making of alternative acquisition proposals from third parties or negotiate with third parties with respect to such proposals;

•	whether the outside termination date under the Merger Agreement allows for sufficient time to complete the Offer and the Merger;

•	the costs involved in connection with entering into and completing the Merger, the time and effort of management required to complete the Merger and related disruptions to the operation of Dialogic’s business;

•	the restrictions on the conduct of Dialogic’s business between the signing of the Merger Agreement and the closing of the Merger, which could delay or prevent Dialogic from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Dialogic absent the pending completion of the Merger;

•	the announcement and pendency of the Merger, or failure to complete the Merger, may impact the relationships with Dialogic’s employees, vendors, customers and partners and may divert management and employee attention away from the day-to-day operation of the business;

•	the possibility that Dialogic will be required to pay a termination fee upon the termination of the Merger Agreement could discourage other potential acquirors from making a competing bid to acquire Dialogic;

•	the possibility that the Exchange Agreement and the Support Agreements could discourage other potential acquirers from making a competing bid to acquire Dialogic;

•	there can be no assurance that all conditions to the parties’ obligations to complete the Offer and/or the Merger will be satisfied;

•	the closing conditions for the Offer, including that (i) Wells Fargo must consent to the Offer and the Merger in accordance with the Revolving Credit Agreement, (ii) Dialogic must complete certain restructuring actions as specified in the Merger Agreement and (iii) certain litigation related to the Offer and the Merger must be settled or otherwise handled as set forth in the Merger Agreement, and the fact that, if such conditions are not satisfied, Parent is not contractually obligated to consummate the Offer;

•	Parent’s ability to unilaterally delay the closing of the Offer in the event any of the Offer conditions are not satisfied, which such delay may put additional financial pressure on Dialogic and may give Parent greater leverage in the event of continued financial distress;

•	an all-cash transaction may be taxable to Dialogic’s stockholders that are U.S. holders for U.S. federal income tax purposes; and

•	the fact that some of our directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of our stockholders generally.

The foregoing discussion of information and factors considered and given weight by the Special Committee and the Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Special Committee and the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Special Committee and the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Special Committee and the Board may have given different weights to different factors. In arriving at its recommendation, the Committee was aware of and took into consideration (and when the Board approved the transactions, the Board was aware of and took into consideration) the interests of executive officers and directors of Dialogic as described under “Item 3. Past Contracts, Transactions, Negotiations and Agreements” above.

Intent to Tender

To Dialogic’s knowledge, after making reasonable inquiry, all of Dialogic’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority and other than Shares subject to RSUs, Options or Warrants). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Opinion of Dialogic’s Financial Advisor

On October 10, 2014 at a meeting of the Board held to evaluate the Offer and the Merger, Sagent delivered to the Special Committee an oral opinion, which opinion was subsequently confirmed by delivery of a written opinion dated October 10, 2014, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in the opinion, the Offer Price to be offered in the Offer and the Merger to the holders of Shares (other than (1) Novacap and its affiliates, (2) the Tennenbaum Funds and their respective affiliates and (3) holders of Shares signing the Support Agreements (such holders collectively, the “Excluded Holders”)) was fair, from a financial point of view, to such holders.

The full text of Sagent’s written opinion describes, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Sagent. The full text of Sagent’s written opinion, dated October 10, 2014, is attached hereto as Annex A and is incorporated herein by reference. Sagent’s opinion is directed only to the fairness, from a financial point of view, to the holders of Shares (other than the Excluded Holders) of the Offer Price and does not address the fairness of any other aspect of the transactions contemplated by the Merger Agreement. The opinion also does not address Dialogic’s underlying business decision to proceed with the Offer and the Merger. The opinion is for the use and benefit of the Board in connection with its consideration of the Offer and the Merger. The opinion is not intended to be and does not constitute a recommendation to any holder of shares of Dialogic common stock as to whether to tender into the Offer or how to vote with respect to the Merger or any matter related thereto. Holders of shares of Dialogic common stock are encouraged to read Sagent’s opinion in its entirety.

In arriving at its opinion, Sagent reviewed:

•	a draft as of October 9, 2014, of the Merger Agreement and drafts of certain agreements related thereto, including a draft as of October 9, 2014, of the Exchange Agreement, and the specific terms of the Offer and the Merger;

•	such publicly available information concerning Dialogic that Sagent believed to be relevant to its analysis, including Dialogic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (as amended) and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31 and June 30, 2014;

•	financial and operating information with respect to the business, operations and prospects of Dialogic furnished to Sagent by Dialogic, including financial projections of Dialogic prepared by management of Dialogic;

•	the trading history of the Dialogic common stock;

•	a comparison of the historical financial results and present financial condition of Dialogic with, to the extent publicly available, those of other companies that Sagent deemed relevant;

•	a comparison of the financial terms of the Offer and the Merger with, to the extent publicly available, the financial terms of certain other recent transactions that Sagent deemed relevant; and

•	the results of Sagent’s efforts to solicit indications of interest from third parties with respect to a sale of Dialogic.

In addition, Sagent had discussions with the management of Dialogic concerning the business, operations, assets, liabilities, financial condition and prospects of Dialogic and undertook such other studies, analyses and investigations as Sagent deemed appropriate.

In arriving at its opinion, Sagent assumed and relied upon the accuracy and completeness of the financial and other information it used without any independent verification of such information and further relied upon the assurances of the management of Dialogic that they were not aware of any facts or circumstances that would have made such information inaccurate or misleading. With respect to the financial projections supplied to Sagent, at the direction of the Special Committee, Sagent assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Dialogic as to the future financial performance of Dialogic and that Dialogic will perform substantially in accordance with such projections. Sagent assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based.

Sagent did not conduct a physical inspection of the properties and facilities of Dialogic and did not make or obtain any evaluations or appraisals of the assets or liabilities of Dialogic. In connection with its engagement, Sagent was requested to solicit indications of interest from, and held discussions with, third parties regarding the possible acquisition of Dialogic. Sagent assumed that the executed Merger Agreement and all agreements related thereto, including the Exchange Agreement, would conform in all material respects to the last drafts reviewed by Sagent. In addition, Sagent assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto, including the Exchange Agreement. Sagent also assumed, at the direction of the Special Committee, that all material governmental, regulatory and third party approvals, consents and releases for the Offer and the Merger would be obtained within the constraints contemplated by the Merger Agreement and that the Offer and the Merger would be consummated in accordance with the terms of the Merger Agreement and all agreements related thereto, including the Exchange Agreement, without waiver, modification or amendment of any material term condition or agreement thereof.

Sagent’s opinion is limited to and addresses only the fairness, from a financial point of view, to the holders of Shares (other than the Excluded Holders) of the Offer Price to be offered to such holders in the Offer and the Merger. Sagent was not requested to opine as to, and Sagent’s opinion does not in any manner address, any other term or aspect of the Merger Agreement or any agreement related thereto, including the Exchange Agreement, or of the Offer and the Merger, including, without limitation, (1) the underlying business decision of the Dialogic to proceed with or effect the Offer and the Merger, (2) the relative merits of the Offer and the Merger as compared to alternative business or financial strategies that might be available to Dialogic, (3) the fairness of the Offer and the Merger to, or any consideration to be received in connection therewith by, or the impact of the Offer and the Merger on, the holders of any other class of securities, creditors, or other constituencies of Dialogic or any party or (4) the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Offer and the Merger, or any class of such persons, relative to the Offer Price to be offered to the holders of Shares in the Offer and the Merger. In addition, Sagent has not evaluated and did not express any opinion as to the solvency or fair value of Dialogic, or the ability of Dialogic to pay its obligations when they come due, or the impact of the Offer and the Merger on such matters under any state, federal, or other laws relating to bankruptcy, insolvency or similar matters.

Sagent’s opinion is necessarily based on economic, market and other conditions as they existed on, and the information made available to Sagent as of, the date of the opinion. It is understood that subsequent developments may affect Sagent’s opinion and Sagent does not have any obligation to update, revise or reaffirm its opinion. Sagent did not express any opinion as to any tax or other consequences that might result from the Offer and the Merger, nor did its opinion address any legal, tax, regulatory or accounting matters. Sagent assumed the accuracy and completeness of assessments by Dialogic and its advisors with respect to legal, tax, regulatory and accounting matters.

The following is a summary of the material financial analyses performed by Sagent and reviewed by the Board in connection with Sagent’s opinion relating to the Offer Price and the Offer and the Merger. The order of the analyses described does not represent the relative importance or weight given to those analyses by Sagent. The financial analyses summarized below include information presented in tabular format. In order to fully understand Sagent’s financial analyses, the table must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Sagent’s financial analyses.

Selected Public Companies Analysis

Sagent compared certain financial information of Dialogic with corresponding financial information of selected publicly traded communications companies with a hardware and/or a software focus that Sagent judged to be relevant. The companies that were selected include large capitalization communications equipment companies, small capitalization communications equipment companies and “operationally challenged” communications equipment companies, which are companies that have recently shown low or negative profitability levels. The companies were selected because of their operational and overall characteristics that for purposes of this analysis Sagent considered similar to Dialogic. The companies reviewed in connection with this analysis were as follows:

Large Cap Communications Equipment Companies:

•	ADTRAN Inc.

•	Alcatel-Lucent

•	Brocade Communications Systems, Inc.

•	Cisco Systems, Inc.

•	EMC Corporation

•	Ericcson

•	Finisar Corp.

•	NetApp, Inc.

Small Cap Communications Equipment Companies:

•	AudioCodes Ltd.

•	Digi International Inc.

•	Extreme Networks Inc.

•	Oplink Communications, Inc.

•	RadiSys Corporation

•	Sonus Networks, Inc.

Operationally Challenged Communications Equipment Companies:

•	Aviat Networks, Inc.

•	Ceragon Networks Ltd.

•	Lantronix, Inc.

•	Sangoma Technologies Corp.

•	Zhone Technologies Inc.

•	Zoom Telephonics, Inc.

For each of the selected companies, Sagent calculated and compared various financial multiples and ratios, including, among others, enterprise value (which represents total equity value plus book values of total debt, preferred stock and minority interest less cash and cash equivalents) as a multiple of each of revenue and earnings before interest, taxes, depreciation and amortization (referred to as “EBITDA”), for the last twelve months (referred to as “LTM”) and for estimated calendar years 2014 and 2015. This analysis resulted in the following high, median, mean and low multiples for each of the Large Cap, Small Cap and Operationally Challenged Communications Equipment Companies:

	High	Median	Mean	Low
Large Cap Communications Equipment Companies
Enterprise Value to LTM EBITDA	11.3x	6.9x	7.6x	6.1x
Enterprise Value to Estimated 2014 EBITDA	13.1x	6.5x	7.5x	6.0x
Enterprise Value to Estimated 2015 EBITDA	10.1x	6.1x	6.6x	4.8x
Small Cap Communications Equipment Companies
Enterprise Value to LTM EBITDA	20.6x	10.0x	11.7x	6.2x
Enterprise Value to Estimated 2014 EBITDA	11.2x	9.1x	9.0x	6.5x
Enterprise Value to Estimated 2015 EBITDA	6.5x	4.5x	5.1x	4.1x
Operationally Challenged Communications Equipment Companies
Enterprise Value to LTM Revenue	0.57x	0.45x	0.41x	0.22x
Enterprise Value to Estimated 2014 Revenue	0.59x	0.45x	0.49x	0.22x
Enterprise Value to Estimated 2015 Revenue	0.55x	0.40x	0.44x	0.21x

Based on its analysis of the relevant metrics for each of the selected companies and upon the application of its professional judgment and experience, Sagent selected representative ranges of financial multiples and applied these ranges of multiples to the relevant financial statistic for Dialogic to derive an estimated implied value per Share. For the selected companies, trading data were based on closing stock prices on October 9, 2014, historical financial data were based on publicly available information and estimated financial data were based on the most recent publicly available consensus median research estimates. Dialogic’s historical financial data was based on non-GAAP financial information provided to Sagent by Dialogic’s management as adjusted for depreciation and amortization, integration costs, debt restructuring costs, product rationalization, SEC inquiry costs, restructuring charges, purchase accounting adjustments, stock-based compensation, interest and other expenses, changes in the fair value of warrants, foreign exchange gains and losses, income tax provisions and other adjustments. Dialogic’s estimated financial data were based on the financial projections provided to Sagent by Dialogic’s management, which are more fully described in “Item 4. The Solicitation or Recommendation—Certain Financial Information”.

Based upon the foregoing analysis, Sagent calculated the estimated implied value per Share as follows:

	Selected Representative Multiple Range	Estimated Implied Value Per Share
Large Cap Communications Equipment Companies
Enterprise Value to LTM EBITDA	6.0x – 7.5x	($1.00) – $0.11
Enterprise Value to Estimated 2014 EBITDA	5.5x – 7.5x	($0.88) – $0.36
Enterprise Value to Estimated 2015 EBITDA	5.5x – 7.5x	($0.73) – $0.69
Small Cap Communications Equipment Companies
Enterprise Value to LTM EBITDA	7.0x – 10.0x	($0.26) – $1.97
Enterprise Value to Estimated 2014 EBITDA	6.5x – 9.0x	($0.05) – $2.02
Enterprise Value to Estimated 2015 EBITDA	4.0x – 6.5x	($1.67) – $0.69
Operationally Challenged Communications Equipment Companies
Enterprise Value to LTM Revenue	0.40x – 0.45x	($2.32) – ($1.93)
Enterprise Value to Estimated 2014 Revenue	0.40x – 0.45x	($2.54) –($2.18)
Enterprise Value to Estimated 2015 Revenue	0.35x – 0.45x	($3.08) –($2.40)

Sagent noted that the consideration to offered in the Offer and the Merger to the holders of Shares pursuant to the Merger Agreement is $0.15 per Share.

No company utilized in the selected public companies analysis is identical to Dialogic. In evaluating comparable companies, Sagent made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Dialogic’s and Sagent’s control, such as the impact of competition on Dialogic’s businesses and the industry generally, industry growth and the absence of any adverse material change in Dialogic’s financial condition and prospects or the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

Selected Precedent Transactions Analysis

Sagent compared certain financial information relating to the Offer and the Merger with corresponding financial information for 24 selected business combinations involving private and publicly held primarily communications companies with a hardware and/or a software focus since 2010, which for purposes of this analysis Sagent considered to be relevant. The 24 transactions reviewed in connection with this analysis were as follows:

Transaction Announcement Date	Target	Acquiror	Transaction Value ($mm)
March 2014	Cellular Specialties, Inc.	Westell Technologies, Inc.	$39

December 2013	Performance Technologies, Inc.	Sonus Networks, Inc.	$34

October 2013*	Tellabs, Inc.	Marlin Equity Partners, LLC	$340

February 2013	Acme Packet	Oracle Corporation	$1,687

December 2012	Transaction Network Services	Siris Capital Group LLC	$840

November 2012	Cariden Technologies	Cisco Systems, Inc.	$141

November 2012	Meraki	Cisco Systems, Inc.	$1,200

October 2012*	Intelligent Bandwidth Management	Marlin Equity Partners, LLC	$19

June 2012*	Network Equipment Technologies, Inc.	Sonus Networks, Inc.	$43

May 2012	Anue Systems, Inc.	Ixia	$139

May 2012	Tii Network Technologies	Kelta, Inc.	$29

December 2011	Blue Coat Systems, Inc.	Thoma Bravo	$888

November 2011	Teklec	Consortium of Investors Led by Siris Capital Group	$511

October 2011	MOSAID Technologies, Inc.	Sterling Partners	$456

June 2011	Bridgewater Systems	Amdocs Limited	$127

May 2011	Continuous Computing Corporation	RadiSys Corporation	$97

February 2011	Tollgrade Communications, Inc.	Golden Gate Capital	$64

December 2010	Optimi	Ericsson	$99

October 2010	CommScope, Inc.	Carlyle Group	$2,624

October 2010	Syniverse Technologies	Carlyle Group	$3,774

October 2010*	Ulticom, Inc.	Platinum Equity, LLC	$14

September 2010	Nortel (Multi-Service Switch Unit)	Ericsson	$58

September 2010	Occam Networks	Calix, Inc.	$141

May 2010	Camiant, Inc.	Tekelec	$127

Transactions denoted with a (*) indicate “Operationally Challenged” target companies.

Sagent reviewed, among other things, the transaction value as a multiple of the target company’s last twelve months EBITDA, or LTM EBITDA, immediately preceding the announcement of the transaction.

For each of the selected transactions, Sagent calculated and compared various financial multiples and ratios, including the transaction value, immediately preceding the announcement of the transaction, as a multiple of each of LTM revenue and LTM EBITDA for the target company. This analysis resulted in the following high, median, mean and low multiples for both Non-Operationally Challenged and Operationally Challenged Target Companies:

	High	Median	Mean	Low
Non-Operationally Challenged Target Companies
Transaction Value to LTM EBITDA	11.0x	8.3x	8.4x	5.8x
Operationally Challenged Target Companies
Transaction Value to LTM Revenue	0.85x	0.36x	0.48x	0.35x

Based on its analysis of the relevant metrics for each of the selected transactions and upon the application of its professional judgment and experience, Sagent selected representative ranges of financial multiples and applied these ranges of multiples to the relevant financial statistic for Dialogic to derive an estimated implied value per Share. For the selected transactions, historical financial data were based on publicly available information. Dialogic’s historical financial data was based on non-GAAP financial information provided to Sagent by Dialogic’s management as adjusted for depreciation and amortization, integration costs, debt restructuring costs, product rationalization, SEC inquiry costs, restructuring charges, purchase accounting adjustments, stock-based compensation, interest and other expenses, changes in the fair value of warrants, foreign exchange gains and losses, income tax provisions and other adjustments.

Based upon the foregoing analysis, Sagent calculated the estimated implied value per Share as follows:

	Selected Representative Multiple Range	Estimated Implied Value Per Share
Non-Operationally Challenged Target Companies
Transaction Value to LTM EBITDA	6.0x – 8.5x	($1.00) –$0.86
Operationally Challenged Target Companies
Transaction Value to LTM Revenue	0.35x – 0.45x	($2.71) – ($1.93)

Sagent noted that the consideration to offered in the Offer and the Merger to the holders of Shares pursuant to the Merger Agreement is $0.15 per Share.

No company or transaction utilized in the selected precedent transactions analysis is identical to Dialogic or the transactions contemplated by the Merger Agreement. In evaluating the precedent transactions, Sagent made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond Dialogic’s control, such as the impact of competition on the Dialogic’s business or the industry generally, industry growth and the absence of any adverse material change in the Dialogic’s financial condition or the industry or in the financial markets in general, which could affect the public trading value of the companies and the transaction value of the transactions to which they are being compared.

Discounted Cash Flow Analysis

Sagent performed a discounted cash flow analysis of Dialogic to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Dialogic was forecasted to generate during fiscal years 2014 through 2019 based on the financial projections provided to Sagent by Dialogic’s management, which are more fully described in “Item 4. The Solicitation or Recommendation—Certain Financial Information”. For purposes of its analysis, Sagent excluded stock-based compensation expense and assumed a thirty-five percent (35%) tax rate. Sagent calculated terminal values for Dialogic by utilizing exit multiples of 5.0x to 9.0x, which range was based on the Selected Public Company Analysis above, and perpetuity growth rates of 1.0% to 3.0%, which range was based on the average gross domestic product (“GDP”) of the United States over the past ten years and Sagent’s judgments concerning the future sustainable growth rate of Dialogic. The estimated unlevered, after-tax free cash flows and terminal values were then discounted to present value using discount rates ranging from 18.4% to 22.4%, which range was based on an estimate of Dialogic’s weighted average cost of capital. Combining the total present value of the estimated after-tax unlevered free cash flows and the present value of the terminal values resulted in a range of implied enterprise values for Dialogic. Sagent then deducted estimated outstanding debt of $95.1 million and added outstanding cash and cash equivalents of $6.5 million, in each case, as of June 30, 2014, to determine a range of estimated implied values per Share.

Based upon the foregoing analysis, Sagent calculated the estimated implied value per Share as ($2.59) – ($1.26) using the exit multiple method and ($2.82) – ($2.14) using the perpetuity growth method. Sagent noted that the consideration to offered in the Offer and the Merger to the holders of Shares pursuant to the Merger Agreement is $0.15 per Share.

52 Week High / Low Trading Prices

Sagent reviewed the historical trading range of Dialogic’s common stock for the 52 week period ending October 9, 2014. Sagent noted that the low and high closing prices for Dialogic’s common stock for the 52 week period ending October 9, 2014 were $0.25 and $1.26, respectively. Sagent noted that the consideration to offered in the Offer and the Merger to the holders of Shares pursuant to the Merger Agreement is $0.15 per Share.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Sagent. In connection with the review of the Offer and Merger by the Special Committee and the Board, Sagent performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Sagent’s opinion. In arriving at its fairness determination, Sagent considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Sagent made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Sagent may have considered various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should therefore not be taken to be Sagent’s view of the value of Dialogic. No company used in the above analyses as a comparison is directly comparable to Dialogic, and no transaction used is directly comparable to the transaction contemplated by the Merger Agreement. Further, Sagent’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Dialogic and its advisors.

Sagent prepared these analyses for the purpose of providing an opinion to the Special Committee and the Board as to the fairness, from a financial point of view, of the Offer Price to be received by the holders of Shares (other than the Excluded Holders). These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Sagent’s analyses are inherently subject to substantial uncertainty, and Sagent assumes no responsibility if future results are materially different from those forecasted in such estimates. The Offer Price to be received by holders of Shares pursuant to the Offer and the Merger was determined through arm’s-length negotiations between Dialogic and Novacap and was approved by the Special Committee and the Board. Sagent did not recommend any specific consideration to Dialogic or that any given consideration constituted the only appropriate consideration. Sagent’s opinion and its presentation to the Special Committee and the Board was one of many factors taken into consideration by the Special Committee and the Board in deciding to approve the Merger Agreement and the Offer Price to be received by holders of Shares pursuant to the Offer and the Merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Special Committee, the Board or the management of Dialogic with respect to the Offer Price to be received by holders of Shares pursuant to the Offer and the Merger. Sagent’s opinion was approved by a committee of Sagent in accordance with Sagent’s customary practice.

Under the terms of Sagent’s engagement, Dialogic agreed to pay Sagent a fee estimated at approximately $689,500, of which $400,000 was paid on delivery of the fairness opinion to Dialogic and the remainder of which is contingent upon the closing of the sale or merger of Dialogic. In addition, Dialogic has agreed to reimburse Sagent for a portion of its reasonable expenses and to indemnify Sagent and related persons against certain liabilities that may arise out of its engagement.

During the two year period prior to the date of its opinion, Sagent has not performed investment banking or other financial services for Dialogic, Novacap or the Tennenbaum Funds. Sagent may provide investment banking or other financial services to Dialogic, Novacap or the Tennenbaum Funds in the future and in connection with any such services Sagent may receive compensation.

Dialogic engaged Sagent to act as a financial advisor based on, among other things, Sagent’s reputation, knowledge of Dialogic and the industry and experience with transactions similar to those contemplated by the Special Committee and the Board. Sagent, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and valuations for corporate and other purposes.

Certain Financial Information

In the course of the discussions described under “—Background of the Offer and the Merger,” Dialogic provided Parent and certain other potential purchasers that signed confidentiality agreements selected, non-public financial projections for fiscal years 2014 through 2019 prepared by Dialogic’s senior management. Such projections were also provided to the Board and Sagent in connection with the Board’s consideration of the Offer and the Merger. A summary of these projections is included below to give stockholders access to certain nonpublic information provided to Parent, the Board and Sagent. Dialogic does not as a matter of course make public projections as to future performance or earnings. These financial projections constitute forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements.”

Dialogic advised the recipients of the financial projections that such projections are subjective in many respects. The financial projections are based on a variety of estimates and assumptions made by Dialogic’s senior management regarding Dialogic’s business, industry performance, general business, economic, market and financial conditions and other matters, many of which are difficult to predict and are beyond Dialogic’s control. In recognition of such limitations, Dialogic believes Parent and the other potential purchasers applied their own independent judgment to the projections and formulated a valuation for Dialogic based on their independent investigation of Dialogic’s historical performance and their views and assumptions as to Dialogic’s future prospects.

The financial projections were prepared by Dialogic’s senior management in good faith and on a reasonable basis based on the best information available to our management at the time of their preparation. The financial projections, however, are not actual results and should not be relied upon as being necessarily indicative of actual future results, and readers of this Schedule 14D-9 are cautioned not to place undue reliance on this information. Neither Dialogic’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections set forth below, nor have they expressed any opinion or any other form of assurance with respect thereto. The financial projections were not prepared with a view toward public disclosure or compliance with generally accepted accounting principles in the United States (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Except as required by law, Dialogic does not intend to update these financial projections or to make other projections public in the future.

In addition, because the financial projections cover multiple years, such information by its nature becomes less predictive with each successive year and becomes subject to increasing uncertainty in the years beyond 2014. While presented with numeric specificity, the assumptions upon which the financial projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions, many of which are difficult to predict accurately and are beyond the control of Dialogic’s senior management. See the risk factors included in Dialogic’s most recent filings on Form 10-Q and Form 10-K. Also, the economic and business environment can and do change quickly, which add a significant level of unpredictability and execution risk. It is expected that differences between actual and projected results will occur, and actual results may be materially greater or less than those contained in the projections. If the merger is not consummated, Dialogic may not be able to achieve these financial projections. There can be no assurance that the projections, or the assumptions underlying the projections, will be realized. Accordingly, readers of this Schedule 14D-9 are cautioned not to place undue reliance on the financial projections included herein.

The financial projections described above included the following:

•	net revenues of $118.0 million, $110.0 million, $108.9 million, $107.8 million, $106.7 million and $105.7 million for fiscal years 2014, 2015, 2016, 2017, 2018 and 2019, respectively;

•	gross profit of $78.0 million, $73.2 million, $72.6 million, $72.0 million, $71.4 million and $70.8 million for fiscal years 2014, 2015, 2016, 2017, 2018 and 2019, respectively;

•	net income (loss) of $(9.6) million, $(4.7) million, $(3.0) million, $(3.5) million, $(4.7) million and $(6.0) million for fiscal years 2014, 2015, 2016, 2017, 2018 and 2019, respectively;

•	EBIT of $5.0 million, $9.3 million, $10.0 million, $8.7 million, $7.4 million and $6.0 million for fiscal years 2014, 2015, 2016, 2017, 2018 and 2019, respectively;

•	EBITDA of $13.5 million, $15.4 million, $14.0 million, $12.7 million, $11.4 million and $10.0 million for fiscal years 2014, 2015, 2016, 2017, 2018 and 2019, respectively; and

•	unlevered free cash flow of $1.8 million, $10.6 million, $11.7 million, $9.4 million, $8.9 million and $7.4 million for fiscal years 2014, 2015, 2016, 2017, 2018 and 2019, respectively.

EBIT, EBITDA and unlevered free cash flow are considered non-GAAP financial measures. Dialogic provided this information to Parent and certain other potential purchasers because it believed it could be useful to potential bidders in evaluating, on a prospective basis, Dialogic’s operating performance. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used in the projections may not be comparable to similarly titled amounts used by other companies. EBIT is calculated as net income (loss), plus interest and taxes. EBITDA is calculated as net income (loss), plus interest, taxes, depreciation and amortization Unlevered free cash flow is calculated as EBIT, less statutory taxes, plus depreciation and amortization, less net change in working capital and less capital expenditures.

You should not regard the inclusion of these projections in this Schedule 14D-9 as an indication that Dialogic, Parent or any of their respective affiliates, advisors or other representatives considered or consider the projections to be necessarily predictive of actual future events. None of Dialogic, Parent or any of their respective affiliates, advisors or other representatives has made or makes any representations regarding the ultimate performance of Dialogic compared to the information contained in the projections.

Dialogic made no representation to Parent or Sub in the Merger Agreement or otherwise, concerning the financial projections.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Pursuant to a letter agreement dated March 18, 2013 (the “Letter Agreement”), Dialogic engaged Sagent to act as its financial advisor in connection with a potential sale of Dialogic. Pursuant to the terms of the Letter Agreement, Dialogic agreed to pay Sagent a fee estimated at approximately $689,500, of which $400,000 was paid on delivery of the fairness opinion to Dialogic and the remainder of which is contingent upon the closing of the sale or merger of Dialogic. In addition, Dialogic has agreed to reimburse Sagent for a portion of its reasonable expenses and to indemnify Sagent and related persons against certain liabilities that may arise out of its engagement. The Board approved the engagement of Sagent given, among other things, Sagent’s reputation, knowledge of Dialogic and the industry and experience with transactions similar to those contemplated by the Board.

Item 6.	Interest in Securities of the Subject Company.

During the past 60 days, except for scheduled vesting of outstanding equity awards and issuances by Dialogic of Shares with respect thereto, (i) to Dialogic’s knowledge, no transactions with respect to the Shares have been effected by any of Dialogic’s directors, executive officers or affiliates, (ii) no transactions with respect to the Shares have been effected by any of Dialogic’s subsidiaries and (iii) no repurchases of Shares have been effected by Dialogic to cover minimum withholding taxes on Shares issued under employee stock plans.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits and Annexes to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, Dialogic is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (a) a tender offer for, or other acquisition of, Shares by Dialogic, any of its subsidiaries or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Dialogic or any of its subsidiaries, (c) any purchase, sale or transfer of a material amount of assets of Dialogic or any of its subsidiaries or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Dialogic.

Dialogic has agreed that from the date of the Merger Agreement until the earlier of the time at which Sub accepts for payment all Shares that Sub becomes obligated to purchase pursuant to the Offer and the termination of the Merger Agreement (a) Dialogic will, and will cause its subsidiaries and certain of its representatives to, cease all discussions or negotiations with any persons that may be ongoing with respect to any competing proposal and (b) Dialogic will not, and will cause its subsidiaries and certain of its representatives not to, initiate, solicit or knowingly encourage or knowingly facilitate the making of a competing proposal, furnish any non-public information regarding Dialogic or any of its subsidiaries to any third party in connection with a competing proposal or participate in any discussion or negotiations with any third party with respect to a competing proposal. In addition, Dialogic has agreed to certain procedures that it must follow in the event Dialogic receives an unsolicited competing proposal. The information set forth in Section 12 of the Offer to Purchase under the heading “The Merger Agreement; Other Agreements—Merger Agreement—No Solicitation” is incorporated herein by reference.

Except as set forth in this Schedule 14D-9 (including in the Exhibits and Annexes to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in this Item 7.

Item 8.	Additional Information.

Regulatory Matters

Except for the filing of the certificate of ownership and merger and amended and restated certificate of incorporation with the Secretary of State of the State of Delaware at or before the Effective Time and certain state and federal securities law filings, Dialogic is unaware of any material federal, state or foreign regulatory requirements or approvals that would be necessary for the consummation of the Merger. The certificate of merger and amended and restated certificate of incorporation will not be filed until immediately prior to the Effective Time. Dialogic is unaware of any filings required under United States or foreign antitrust or merger control laws.

State Takeover Laws

A number of states (including Delaware, where Dialogic is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.

•	Section 203 of the DGCL prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless: before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held by (i) directors who are also officers and (ii) employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•	following the transaction in which such person became an interested stockholder, the business combination is (i) approved by the board of directors of the corporation and (ii) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the Merger Agreement, the Exchange Agreement, the Support Agreements and the transactions contemplated thereby (including the Offer, the Merger and the Exchange Agreement Transactions), the Board, for purposes of Section 203 of the DGCL and the requirements of any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws of any jurisdiction, adopted a resolution approving the Merger Agreement, the Exchange Agreement, the Support Agreements and the transactions contemplated thereby (including the Offer, the Merger and the Exchange Agreement Transactions).

Short-Form Merger Statute

Under Section 253 of the DGCL, if Sub acquires, pursuant to the Offer, at least 90% of the outstanding Shares of Dialogic, Sub will be able to effect a “short-form” merger with Dialogic without a vote of Dialogic’s stockholders.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Dialogic who have not properly tendered their Shares in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to demand appraisal for the “fair value” of their shares in accordance with Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights.

The Merger is anticipated to be consummated through a short-form procedure under Section 253 of the DGCL. Either a constituent corporation before the effective time of the Merger or the surviving corporation within 10 days thereafter, will be required to send a notice to each stockholder who is entitled to appraisal rights of the approval of the Merger and that appraisal rights are available and include a copy of Section 262 of the DGCL. Such notice shall also notify stockholders of the effective time of the Merger.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO DEMAND APPRAISAL IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

STOCKHOLDERS WHO TENDER SHARES IN THE OFFER OR IN CONNECTION WITH THE MERGER WILL NOT BE ENTITLED TO DEMAND APPRAISAL WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

Each of Parent, Sub and Dialogic has acknowledged and agreed in the Merger Agreement that, in any appraisal proceeding under Section 262 of the DGCL, the delivery by Sub of cash in payment for the Shares shall not be considered in connection with the determination of the fair value of any Shares that are issued and outstanding immediately prior to the Effective Time and held by a stockholder who is entitled to demand, and who has properly demanded, appraisal of such shares pursuant to, and who complies with, Section 262 of the DGCL.

Golden Parachute Compensation

    Background

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Dialogic’s Named Executive Officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC executive compensation disclosure rules, and in this section such term is used to describe the Merger-related golden parachute compensation that is potentially payable to the Named Executive Officers.

As described above in the “Change of Control Severance Benefits Agreements with Named Executive Officers” section, Dialogic has previously entered into employment agreements with three of its Named Executive Officers that specify certain payments and benefits to be provided upon various circumstances, including, among other things, upon a qualifying termination of employment following a change of control of Dialogic.

In accordance with the SEC’s compliance rules regarding golden parachute compensation, the Golden Parachute Compensation table below sets forth the estimated amounts of certain compensation that each Named Executive Officer could receive based upon the proposed Merger. The estimates below are based in part on the following assumptions:

•	The Merger, which will constitute a change of control of Dialogic, hypothetically closed on October 20, 2014 (the “Assumed Closing”), the latest practicable date prior to the filing of this Schedule 14D-9;

•	The value of a Share as of the Assumed Closing will be $0.15; and

•	Each Named Executive Officer hypothetically experienced a qualifying involuntary termination of employment as of the end of the day on the Assumed Closing. This termination is purely hypothetical and is solely for purposes of showing estimated severance compensation.

The actual amount of any payments (if any) will likely differ from the below estimated amounts. No Named Executive Officer is entitled to any tax reimbursement payments from Dialogic.

Golden Parachute Compensation

Named Executive Officer	Cash (1)($)		Equity (2)($)	Perquisites/ Benefits (3)($)	Total (4)($)
Kevin Cook	$1,641,096		$0	$14,832	$1,655,928
Robert Dennerlein	$520,411		$0	$10,404	$530,815
Anthony Housefather	$455,264	(5)	$0	$1,935	$457,199

(1)	Cash. The figures in this column represent estimates of the hypothetical cash severance benefits for the Named Executive Officers under their employment agreements. In addition to the assumptions enumerated above, the following assumptions were also utilized in determining these estimates:

	Mr. Cook	Mr. Dennerlein	Mr. Housefather
Annual Base Salary	$500,000	$300,000	$232,053
Annual Bonus Opportunity	$400,000	$150,000	$81,219
Bonus Performance	100%	100%	100%
Days Employed in FY 2014 until Assumed Closing	293	293	293
Retention Agreement Payments	$570,000	$100,000	$100,000

The amounts included in this column are “double trigger” in nature; namely, eligibility to receive this amount requires both the occurrence of a change of control and a qualifying involuntary termination of employment from Dialogic within 12 months following such change of control. However, in the case of the retention agreement payments, the occurrence of a qualifying involuntary termination of employment from Dialogic will enable the named executive officer to receive or retain such payments irrespective of when the termination of employment occurred.

(2)	Equity. As noted above, all of the outstanding equity compensation awards are being canceled without consideration upon the closing and therefore there are no equity values to report. :
(3)

Perquisites/benefits. The figures in this column represent an estimated value of the hypothetical benefits of continued company subsidized participation by Messrs. Cook and Dennerlein and their eligible dependents in Dialogic group health plans under COBRA and by Mr. Housefather and his eligible dependents for the cost of continuing health insurance benefits, for the number of months specified in their employment agreements, following their involuntary termination date. For the purposes of making this estimate, it was assumed that the monthly cost to Dialogic of providing this subsidy would be the following approximate amounts:

	Mr. Cook	Mr. Dennerlein	Mr. Housefather
Monthly Cost	$824	$867	$129

The amounts included in this column are “double trigger” in nature; namely, eligibility to receive this amount requires both the occurrence of a change of control and a qualifying involuntary termination of employment from Dialogic within 12 months following such change of control.

(4)	Total. The following table shows, for the Named Executive Officers, the golden parachute compensation total amounts which are single trigger or double trigger in nature.

Named Executive Officer	Single Trigger ($)	Double Trigger ($)
Kevin Cook	$0	$1,655,928
Robert Dennerlein	$0	$530,815
Anthony Housefather	$0	$457,199

(5)	Compensation figures are converted from Canadian dollar payments to U.S. dollars at an exchange rate of 0.89251 as in effect on October 13, 2014 such that $1.00 CAD is equal to $0.89251 USD.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; any statements regarding the expected timing of the completion of the Offer and the Merger; any statements regarding the ability to complete the Offer or the Merger considering the various closing conditions, including that Sub must have accepted for payment all Shares that Sub becomes obligated to purchase pursuant to the Offer; any statements of expectation or belief; any statement regarding the future financial performance of Dialogic; and any statements of assumptions underlying any of the foregoing. These statements reflect management’s expectations, estimates and assumptions, based on current and available information at the time this Schedule 14D-9 was prepared. The words “anticipate,” “believe,” “estimate,” “target,” “expect,” “predict,” “plan,” “possible,” “project,” “intend,” “likely,” “will,” “should,” “could,” “may,” “foreseeable,” “would” and similar expressions are intended to identify forward-looking statements. Investors and holders of Shares are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause actual performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the Merger; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived; the effects of disruption from the Offer and the Merger making it more difficult for Dialogic to maintain relationships with employees (including potential difficulties in employee retention), collaboration parties, other business partners or governmental entities; legal proceedings that may be instituted against Dialogic and others following announcement of the Offer and the Merger entered into with Parent; other business effects, including the effects of industrial, economic or political conditions outside of Dialogic’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D-9 and other documents filed with the SEC by Dialogic, as well as the Schedule TO filed with the SEC by Parent and Sub. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Copies of the documents filed with the SEC by Dialogic will be available free of charge on Dialogic’s website at www.dialogic.com under the heading “Financial Information” under “SEC Filings” in the “Investor Relations” portion of Dialogic’s website. Dialogic does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as required by law.

Item 9.	Exhibits.

The following exhibits are filed herewith or incorporated by reference:

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated October 24, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Sub filed with the SEC on October 24, 2014).*

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Sub filed with the SEC on October 24, 2014).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of Sub filed with the SEC on October 24, 2014).*

(a)(1)(D)	Form of Letter from the Depositary to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Sub filed with the SEC on October 24, 2014).*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of Sub filed with the SEC on October 24, 2014).*

Exhibit Number	Description

(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on October 24, 2014 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO of Sub filed with the SEC on October 24, 2014).

(a)(5)(A)	Joint Press Release issued by Dialogic and Novacap dated October 10, 2014 (incorporated by reference to Exhibit 99.1 to Dialogic’s Current Report on Form 8-K filed with the SEC on October 10, 2014).

(a)(5)(B)	Opinion of Sagent Advisors, LLC, dated October 10, 2014 (incorporated by reference to Annex A attached to this Schedule 14D-9).*

(e)(1)	Agreement to Exchange, Tender and Sell dated October 10, 2014, by and among Dialogic, Parent, Sub, Dialogic Subsidiary, Obsidian and the Tennenbaum Funds (incorporated by reference to Exhibit 2.2 to Dialogic’s Current Report on Form 8-K filed with the SEC on October 15, 2014).

(e)(2)	Agreement and Plan of Merger, dated October 10, 2014, by and among Dialogic, Parent and Sub (incorporated by reference to Exhibit 2.1 to Dialogic’s Current Report on Form 8-K filed with the SEC on October 15, 2014).

(e)(3)	Confidentiality Agreement, dated December 5, 2013, by and between Dialogic and Parent Technologies III, L.P. (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Sub filed with the SEC on October 24, 2014).

(e)(4)	Form of Tender and Support Agreement, dated October 10, 2014 (incorporated by reference to Exhibit 99.1 to Dialogic’s Current Report on Form 8-K filed with the SEC on October 15, 2014).

(e)(5)	Limited Guarantee dated October 10, 2014 executed by Sponsor in favor of Dialogic and the Tennenbaum Funds (incorporated by reference to Exhibit 99.2 to Dialogic’s Current Report on Form 8-K filed with the SEC on October 15, 2014).

(e)(6)	Commitment Letter for $13.0 Million Senior Secured Credit Facility dated October 10, 2014 between Dialogic Corporation and Wells Fargo Foothill Canada ULC (incorporated by reference to Exhibit 99.3 to Dialogic’s Current Report on Form 8-K filed with the SEC on October 15, 2014).

(e)(7)	Twenty-Third Amendment to Credit Agreement dated October 10, 2014, among Dialogic Corporation, Dialogic, Wells Fargo Foothill Canada ULC and the lenders party thereto (incorporated by reference to Exhibit 99.4 to Dialogic’s Current Report on Form 8-K filed with the SEC on October 15, 2014).

(e)(8)	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Dialogic’s Form S-1/A filed with the SEC on January 22, 2007).

(e)(9)	Certificate of Amendment of Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to Dialogic’s Form S-1/A filed with the SEC on March 30, 2007).

(e)(10)	Certificate of Amendment of Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to Dialogic’s Current Report on Form 8-K filed with the SEC on October 6, 2010).

(e)(11)	Certificate of Amendment of Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.3 to Dialogic’s Current Report on Form 8-K filed with the SEC on October 6, 2010).

Exhibit Number	Description

(e)(12)	Certificate of Amendment of Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Dialogic’s Current Report on Form 8-K filed with the SEC on September 14, 2012).

(e)(13)	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.4 of Dialogic’s Form S-1 filed with the SEC on October 20, 2006).

(e)(14)	Amendment to Bylaws of Dialogic Inc. (incorporated by reference to Exhibit 3.4 to Dialogic’s Current Report on Form 8-K filed with the SEC on October 6, 2010).

(e)(15)	Certificate of Designations, Preferences and Rights of the Series D-1 Preferred Stock of Dialogic Inc. (incorporated by reference to Exhibit 3.1 to Dialogic’s Current Report on Form 8-K filed with the SEC on April 13, 2012).

*	Included in materials mailed to stockholders of Dialogic.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIALOGIC INC.

By:	/s/ Kevin Cook
Kevin Cook
Chief Executive Officer and President

Dated: October 24, 2014

Annex A

October 10, 2014

The Special Committee of the Board of Directors

The Board of Directors

Dialogic Inc.

1504 McCarthy Boulevard

Milpitas, California 95035

Members of the Special Committee and the Board of Directors:

We understand that Dialogic Inc. (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Dialogic Group Inc. (“Parent”) and Dialogic Merger Inc., an indirect wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things, (1) Parent shall cause Merger Sub to commence a tender offer (the “Offer”) to purchase all the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) at a price per share of Company Common Stock of $0.15 in cash (the “Consideration”) and (2) following the consummation of the Offer, Merger Sub shall be merged with and into the Company (the “Merger”) and each share of Company Common Stock that is outstanding immediately prior to the effective time of the Merger and not previously tendered into the Offer (other than shares of Company Common Stock (a) owned directly or indirectly by Parent, Merger Sub or the Company and (b) held by any holder who is entitled to and properly demands appraisal rights in respect of such shares) shall be converted into the right to receive the Consideration. The terms and conditions of the Proposed Transaction are set forth in more detail in that certain Agreement and Plan of Merger to be entered into by and among the Company, Parent and Merger Sub on or about the date hereof (the “Merger Agreement”).

We have been requested by the Special Committee (the “Special Committee”) of the Board of Directors of the Company (the “Board of Directors”) to render our opinion with respect to the fairness, from a financial point of view, to the holders of Company Common Stock (other than the Excluded Stockholders) of the Consideration to be offered to such holders in the Proposed Transaction. For purposes of this opinion, the term “Excluded Stockholders” shall mean (1) Parent and its affiliates, (2) the Tennenbaum Funds (as defined in the Merger Agreement) and their respective affiliates and (3) the Support Agreement Stockholders (as defined in the Merger Agreement).

In arriving at our opinion, we have reviewed: (1) a draft as of October 9, 2014, of the Merger Agreement and drafts of certain agreements related thereto, including a draft as of October 9, 2014, of that certain Agreement to Exchange, Tender and Sell by and among, Parent, Merger Sub, the Company, a subsidiary of the Company, Obsidian LLC and the Tennenbaum Funds (the “Exchange Agreement”), and the specific terms of the Proposed Transaction, (2) such publicly available information concerning the Company that we believe to be relevant to our analysis, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (as amended) and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31 and June 30, 2014, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company, (4) the trading history of the Company Common Stock, (5) a comparison of the historical financial results and present financial condition of the Company with, to the extent publicly available, those of other companies that we deemed relevant, (6) a comparison of the financial terms of the Proposed Transaction with, to the extent publicly available, the financial terms of certain other recent transactions that we deemed relevant and (7) the results of our efforts to solicit indications of interest from third parties with respect to a sale of the Company. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections supplied to Sagent, at the direction of the Special Committee, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based.

We have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In connection with our engagement, we were requested to solicit indications of interest from, and held discussions with, third parties regarding the possible acquisition of the Company. We have assumed that the executed Merger Agreement and all agreements related thereto, including the Exchange Agreement, will conform in all material respects to the last drafts reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto, including the Exchange Agreement. We have also assumed, at the direction of the Special Committee, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Merger Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Merger Agreement and all agreements related thereto, including the Exchange Agreement, without waiver, modification or amendment of any material term, condition or agreement thereof.

This opinion is limited to and addresses only the fairness, from a financial point of view, to the holders of Company Common Stock (other than the Excluded Stockholders) of the Consideration to be offered to such holders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, any other term or aspect of the Merger Agreement or any agreement related thereto, including the Exchange Agreement, or of the Proposed Transaction, including, without limitation, (1) the underlying business decision of the Company to proceed with or effect the Proposed Transaction, (2) the relative merits of the Proposed Transaction as compared to alternative business or financial strategies that might be available to the Company, (3) the fairness of the Proposed Transaction to, or any consideration to be received in connection therewith by, or the impact of the Proposed Transaction on, the holders of any other class of securities, creditors, or other constituencies of the Company or any party or (4) the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Consideration to be offered to the holders of Company Common Stock in the Proposed Transaction. In addition, we have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or the impact of the Proposed Transaction on such matters under any state, federal, or other laws relating to bankruptcy, insolvency or similar matters.

Our opinion is necessarily based on economic, market and other conditions as they exist on, and the information made available to us as of, the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters. We have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, tax, regulatory and accounting matters.

Sagent Advisors, LLC, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions and valuations for corporate and other purposes. We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive compensation for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the

Company has agreed to reimburse a portion of our reasonable expenses and indemnify us for certain liabilities that may arise out of our engagement. We have not in the past two years performed investment banking or other financial services for the Company. We have not in the past two years performed, and are not currently performing, investment banking or other financial services for Parent or the Tennenbaum Funds. We may provide investment banking or other financial services to the Company, Parent or their respective affiliates in the future, for which we would expect to receive compensation.

This opinion has been approved by our Fairness Opinion Committee. This opinion is for the use and benefit of the Special Committee and the Board of Directors in connection with its consideration of the Proposed Transaction, and may not be used for any other purpose without our prior written consent; except the Company may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission; provided, however, that all references to us or our opinion in any such document and the description or inclusion of our opinion therein shall be subject to our prior consent with respect to form and substance, which consent shall not be unreasonably withheld or delayed. This opinion is not intended to be and does not constitute a recommendation to any holder of Company Common Stock or any other person as to whether to accept the Consideration to be offered to such holders in connection with the Proposed Transaction or as to how such holder or other person should vote or otherwise act in connection with the Proposed Transaction or any other matter.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be offered to the holders of Company Common Stock (other than the Excluded Stockholders) in the Proposed Transaction is fair to such holders.

Very truly yours,

/s/ Sagent Advisors, LLC

SAGENT ADVISORS, LLC

Annex B

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

B-4